2025

**Annual Report and Notice of
Annual Meeting to Shareholders**



At a **Glance**

Founded in 1888, Hubbell Incorporated is a best-in-class provider of high quality, reliable electrical and utility solutions for a broad range of customer and end-market applications.

$3.7B
UTILITY SOLUTIONS SEGMENT NET SALES

Hubbell Utility Solutions ("HUS") consists of businesses that enable the grid to conduct, communicate, and control energy across utility applications. HUS provides critical components that allow the grid to reliably transmit and distribute energy, as well as the communications and controls technologies to make the grid smarter and more flexible.

$2.1B
ELECTRICAL SOLUTIONS SEGMENT NET SALES

Hubbell Electrical Solutions ("HES") consists of businesses that are essential to managing power across a wide range of industries and applications. HES provides the critical components that allow operators of buildings, factories, and other industrial infrastructure to connect, protect, wire, and manage power reliably and efficiently.

$5.8B
2025 Total Sales

Operations Highlights
(As of December 31, 2025)

   

SHELTON, CT
Headquarters

18,000
Employees

9
Warehouse Locations

57
Manufacturing Locations

Performance Highlights



Net Sales
($ Billions)

$5.4 — 2023
$5.6 — 2024
$5.8 — 2025



Adjusted Diluted EPS[1]

$15.17 — 2023
$16.59 — 2024
$18.21 — 2025



Free Cash Flow[1]
($ Millions)

$715 — 2023
$811 — 2024
$875 — 2025

[1] Adjusted diluted earnings per share and free cash flow are non-GAAP financial measures. A reconciliation to the comparable GAAP financial measures can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 12, 2026.



A Letter to **Our Shareholders**

Dear Fellow Shareholders,

2025 was another year of strong shareholder value creation for Hubbell, as we made significant progress on our long-term strategy and effectively deployed record free cash flow[1] generation to high return investments.

We generated 4% sales growth, 80 basis points of adjusted operating margin[1] expansion and 10% growth in adjusted diluted earnings per share[1]. While full year organic growth was challenged by headwinds in meters and AMI markets, we delivered strong performance in our largest, high margin businesses within our Utility Solutions and Electrical Solutions segments. Our 2025 financial results successfully compound on a strong multi-year base of outperformance which demonstrates the quality of our business model and the effectiveness of our long-term strategy.

Hubbell's strategy is guided by our four strategic pillars of *Serve our Customer, Grow the Enterprise, Operate with Discipline,* and *Develop our People,* and we made further significant progress on these pillars in 2025. Most notably, our execution on our strategy to unify our Electrical Solutions segment to compete collectively drove above market growth in strategic vertical markets through our solutions-oriented service model, while also driving business simplification and operational efficiencies resulting in continued margin expansion. In Utility Solutions, we capitalized on attractive trends in load growth and grid resiliency to deliver double digit growth in transmission and substation markets, while investing in capacity initiatives and new solutions to serve highly visible future demand. Operationally, our sales, procurement, business and trade teams came together to navigate a dynamic tariff and inflationary environment, maintaining strong service levels for customers and effectively mitigating the impacts to our businesses and supply chains.

Hubbell remains focused on driving operational excellence in our factories and warehouses, while ensuring the safety of our employees and delivering on key service metrics for customers. We made critical investments in 2025 to accelerate productivity and standardize our manufacturing systems, as well as in initiatives to make our customer experience more seamless, integrated and responsive. Most importantly, we continued to invest in our employees and remained committed to developing our talent.

On that front, in September 2025, Hubbell announced the retirement of CFO Bill Sperry effective December 31, 2025, after 17 years of distinguished service to the Company, including 14 years as CFO. Joe Capozzoli, the Vice President, Finance of Hubbell's Electrical Solutions segment was appointed to succeed Bill as CFO effective on January 1, 2026. Joe joined Hubbell in 2013, serving in various senior finance, strategy, and operational roles prior to his HES segment finance role. We thank Bill for all of his contributions to Hubbell and welcome Joe to his new role. We also welcomed Ed Baine to Hubbell's Board of Directors in August 2025. Ed brings valuable executive leadership and a deep utility and operations background to the Board and has joined the Board's Compensation and Finance Committees. Hubbell's Board remains committed to Board refreshment as Ed is the fifth new director Hubbell has added since 2020.

Record free cash flow[1] generation of $875 million enabled Hubbell to return value to shareholders while also deploying capital to high return investments in capital expenditures and acquisitions. We acquired three new businesses in 2025, including the acquisition of DMC Power, a high growth and margin business serving attractive utility substation markets. We invested $155 million in capital expenditures to drive future growth and productivity in our facilities. We also repurchased $225 million of Hubbell stock and increased our dividend by 8%, representing our eighteenth consecutive year of increase.

As I look ahead to 2026 and beyond, I am excited for the opportunities in front of us and confident in our ability to execute on them. Hubbell's mission is to *Electrify economies and Energize communities,* and we are uniquely positioned at the intersection of accelerating megatrends in grid modernization and electrification. Our portfolio of best-in-class critical infrastructure solutions will serve the evolving needs of utility and electrical customers as they actively invest on both sides of the meter to connect more electrical infrastructure into an expanding and modernizing grid. Consistent execution across each of our strategic pillars will ensure that we continue to generate significant value for all of our customers, employees and shareholders.

On behalf of the Board and our management team, thank you for your continued support and investment in Hubbell.

Sincerely,



Gerben W. Bakker
Chairman, President and Chief Executive Officer
March 23, 2026

Performance Highlights

$5.8B Net Sales	**$18.21** Adjusted Diluted Earnings per Share[1]	**$875M** Free Cash Flow[1]

---

[1] *Adjusted diluted earnings per share, adjusted operating margin and free cash flow are non-GAAP financial measures. A reconciliation to the comparable GAAP financial measures can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 12, 2026.*

About **Hubbell**

Recognized for our innovation, quality, and deep commitment to serving our customers for over 137 years, Hubbell Incorporated ("Hubbell") is a best-in-class provider of high quality, reliable electrical and utility solutions for a broad range of customer and end market applications.

Our Vision

A **Reliable**, **Resilient**, and **Renewable** energy infrastructure built on a backbone of Hubbell solutions.

Our Mission

We **Electrify** economies and **Energize** communities.

UTILITY SOLUTIONS

IN FRONT OF THE METER

UTILITY

TRANSMISSION

DISTRIBUTION

In Front of the Meter is where utilities transmit and distribute energy to their customers. This is the backbone of the grid.

THE EDGE

COMMUNICATIONS AND CONTROLS

 

RENEWABLES



GAS



TELCOM

 

ELECTRICITY





DATA CENTER





WATER



Our Strategy

Our strategic focus is on delivering a comprehensive suite of leading-edge, high quality electrical and utility solutions. We seek to achieve this by acquiring complementary businesses in established markets and investing in new product development to help our existing products retain their market leadership.

Our Solutions

Our reporting segments, Hubbell Utility Solutions ("HUS") and Hubbell Electrical Solutions ("HES"), support the energy infrastructure and **Electrify** and **Energize** communities through innovative solutions In Front of the Meter, On the Edge, and Behind the Meter.

ELECTRICAL SOLUTIONS

The Edge consists of smart meters and communication systems that connect utilities with owner/operators and allow energy and data to be distributed back and forth.



BEHIND THE METER

DIVERSIFIED APPLICATIONS

OWNER/OPERATOR

Behind the Meter is where owners and operators of buildings and other critical infrastructure consume energy.

NON-RESIDENTIAL

RESIDENTIAL

LIGHT INDUSTRIAL

HEAVY INDUSTRIAL





Board of **Directors**



Edward H. Baine

Board Committees:
Compensation, Finance

Executive Vice President, Utility Operations and President, Dominion Energy Virginia at Dominion Energy, Inc. (Electric and natural gas utility).



Anthony J. Guzzi

Lead Independent Director

Board Committees:
Compensation, Executive, Finance, Nominating and Corporate Governance

Chairman, President and Chief Executive Officer of EMCOR Group, Inc. (Mechanical, electrical construction and facilities services).



John F. Malloy

Board Committees:
Audit, Executive, Finance - Chair

Chairman, Retired President and Chief Executive Officer of Victaulic Company (Mechanical pipe joining systems).



Gerben W. Bakker

Board Committee:
Executive - Chair

Chairman, President and Chief Executive Officer of Hubbell Incorporated.



Rhett A. Hernandez

Board Committees:
Audit, Finance

President of CyberLens, LLC (Cybersecurity and strategic planning firm).



Jennifer M. Pollino

Board Committees:
Compensation, Nominating and Corporate Governance

Executive coach and consultant with JMPollino, LLC (Leadership development, talent management and succession planning firm).



Carlos M. Cardoso

Board Committees:
Compensation - Chair, Executive, Nominating and Corporate Governance

Retired Chairman of Garrett Motion Inc. (Transportation systems).



Neal J. Keating

Board Committees:
Compensation, Executive, Nominating and Corporate Governance - Chair

Retired Chairman, President and Chief Executive Officer of Kaman Corporation (Aerospace and industrial distribution).



Garrick J. Rochow

Board Committees:
Audit, Finance

President and CEO of CMS Energy Corporation and Consumers Energy Company (Electric and natural gas utility).



Debra L. Dial

Board Committees:
Audit, Finance

Retired Senior Vice President, Chief Accounting Officer and Controller, AT&T Inc. (Global telecommunications company).



Bonnie C. Lind

Board Committees:
Audit - Chair, Executive, Nominating and Corporate Governance

Retired Senior Vice President, Chief Financial Officer and Treasurer of Neenah, Inc. (Global manufacturer of technical specialties products, fine paper and packaging).



2026
Proxy Statement



Notice of 2026 Annual **Meeting of Shareholders**

 **Date and Time**
Tuesday, May 5, 2026,
at 9:00 a.m.

 **Location**
Hubbell Incorporated
40 Waterview Drive
Shelton, CT 06484

 **Record Date**
March 6, 2026

	1	**2**	**3**
Item of Business	Election of Directors.	Approve, by an advisory vote, the compensation of the Named Executive Officers.	Ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2026.
Board's Voting Recommendation	**FOR** each Nominee ✓	**FOR** ✓	**FOR** ✓

In addition, any other business properly presented may be acted upon at the meeting.

Your proxy is being solicited for the 2026 Annual Meeting of Shareholders (the "Annual Meeting") of Hubbell Incorporated ("Hubbell" or the "Company"), or any adjournment, continuation, or postponement of the Annual Meeting, on behalf of Hubbell's Board of Directors (the "Board"). On or around March 23, 2026, we mailed a Notice of Internet Availability of Proxy Materials to all shareholders of record advising that they could view all of our proxy materials (Proxy Statement, proxy card, and Annual Report on Form 10-K) online at www.proxyvote.com, or request a paper or email copy of the proxy materials, free of charge.

Record Date

If you were a shareholder of record at the close of business on March 6, 2026, you are entitled to notice of and to vote at the Annual Meeting.

By order of the Board,



Katherine A. Lane
Executive Vice President, General Counsel and Secretary
March 23, 2026

How to vote

Your vote is important. Please vote as soon as possible by one of the methods shown below. Make sure to have your proxy card, voting instruction form, or Notice of Internet Availability in hand and follow the instructions.

 **By Telephone**
Vote your shares by calling 1-800-690-6903 toll-free.

 **Online**
Vote your shares online at **www.proxyvote.com.**

 **By Mail**
If you requested a paper copy of the proxy materials, complete, sign, date and return your proxy card in the prepaid envelope.

 **In Person**
Shareholders who attend the Annual Meeting may vote in person. Beneficial owners of shares must obtain a legal proxy from their broker, bank, or record holder and present it to the inspectors of election to be able to vote at the meeting.

 **By Scanning**
You can vote your shares online by scanning the QR code on your proxy card. You will need the 16-digit control number on your proxy card.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 5, 2026. This Notice of Annual Meeting and Proxy Statement and the Company's Annual Report on Form 10-K for the year ended December 31, 2025 are available at **www.proxyvote.com**. Have your Notice of Internet Availability of Proxy Materials or proxy card in hand when you go to the website.

Table of **Contents**

Notable 2025 Changes	
Hubbell's Board appointed a new independent Director - Edward H. Baine on August 29, 2025.	**8**
Announced the planned retirement of William R. Sperry from his role as Chief Financial Officer, effective December 31, 2025, and the appointment of long-time senior finance lead Joseph A. Capozzoli as Chief Financial Officer, effective January 1, 2026.	**9**
Closed on three acquisitions and one disposition in 2025.	**9**
Hubbell's shareholders adopted a majority vote standard in uncontested elections of Directors on May 6, 2025 (previously had been a plurality vote standard).	**23**
The Compensation Committee decided in 2024 to revise the compensation Peer Group for 2025.	**45**
Hubbell's shareholders adopted the Hubbell Incorporated Incentive Award Plan on May 6, 2025.	**49**

Proxy **Summary**

Annual Shareholders Meeting

This Proxy Summary highlights selected information contained in this Proxy Statement. It does not contain all the information that you should consider when deciding how to vote. Please read the entire Proxy Statement carefully before voting.

 **Date and Time:**
Tuesday, May 5, 2026, at 9:00 a.m.

 **Mailing Date:**
This Proxy Statement was first mailed to shareholders on or about March 23, 2026.

 **Place:**
Hubbell Incorporated
40 Waterview Drive
Shelton, CT 06484

 **Voting:**
Shareholders as of the record date are entitled to vote. Each share of common stock of Hubbell Incorporated (the "Company") is entitled to one vote for each Director nominee and one vote for each of the proposals.

 **Record Date:**
March 6, 2026

Voting Matters and Vote Recommendations

A quorum is required to transact business at the Annual Meeting. The presence of the holders of common stock, in person or by proxy, representing a majority of the voting power of the Company's outstanding shares will constitute a quorum. Abstentions and broker non-votes are counted as present for quorum purposes.

	1	**2**	**3**
Item of Business	Election of Directors.	Approve, by an advisory vote, the compensation of the Named Executive Officers.	Ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2026.
Board's Voting Recommendation	✓ **FOR** each Nominee — **Page 14**	✓ **FOR** — **Page 35**	✓ **FOR** — **Page 75**

We do not intend to present any business at the Annual Meeting other than the items described in the Proxy Statement, and we have no information that others intend to do so. The proxies appointed by our Board of Directors (and named on your Proxy Card) will vote all shares as the Board recommends above unless you instruct otherwise when you vote. If a matter not described in this Proxy Statement is properly presented at the Annual Meeting, the named proxies will have the discretion to vote your shares in their judgment. You may revoke your proxy at any time before the Annual Meeting. See Revocation of Proxy on page 80 for more information.

Our Vision and Mission

Hubbell is a global manufacturer of high quality, reliable electrical products and utility solutions for a broad range of customer and end-market applications in the Electrical and Utility Solutions segments. Hubbell is committed to doing business in ways that are principled, transparent, and accountable to our shareholders because it is the right way to operate and it generates long-term value.

Our Vision is to enable a **Reliable, Resilient,** and **Renewable** energy infrastructure built on a backbone of Hubbell solutions. Our Mission is to **Electrify** economies and **Energize** communities. Our Vision and Mission are underscored by four guiding pillars and six core values.





SERVE OUR CUSTOMERS

GROW THE ENTERPRISE

OUR PILLARS

OPERATE WITH DISCIPLINE

DEVELOP OUR PEOPLE

Our Values

Ethics | Inclusion
Accountability | Quality
Safety | Sustainability

2025 Performance Highlights

We achieved strong full year performance in 2025.

We measure our progress not only in terms of our financial accomplishments, but also by looking at whether we served the best interests of our shareholders, suppliers, customers, employees, and the communities in which we operate.

Performance Summary



Net Sales
($ Billions)

$5.4 $5.6 **$5.8**
2023 2024 2025



Adjusted Diluted Earnings Per Share[1]

$15.17 $16.59 **$18.21**
2023 2024 2025



Free Cash Flow[1]
($ Millions)

$715 $811 **$875**
2023 2024 2025

[1] *Adjusted diluted earnings per share and free cash flow are non-GAAP financial measures. A reconciliation to the comparable GAAP financial measures can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 12, 2026.*



We executed a disciplined plan of capital deployment.

Capital Deployment
($ Millions)

$287 million
Dividends

$225 million
Share
Repurchases

$155 million
Capital
Expenditures

$958 million
Acquisitions

■ Return to Shareholders   ■ Investment in the Company

✓ Deployed $958 million for **acquisitions.**

✓ Invested $155 million in **high return capital expenditures.**

✓ Deployed $225 million in **share repurchases.**

✓ Announced an 8% **dividend increase.**

Board Refreshment



Edward H. Baine

Board Committees:
Compensation Committee, Finance Committee

On August 29, 2025, the Board of Directors appointed Edward H. Baine to the Board and added him to the Board's Compensation and Finance Committees. Mr. Baine is Executive Vice President—Utility Operations and President—Dominion Energy Virginia at Dominion Energy, Inc. He is also a member of the boards of Dominion Energy South Carolina, Inc. (DESC) and Virginia Electric and Power Company (VEPC). Prior to becoming Executive Vice President—Utility Operations and President—Dominion Energy Virginia, Mr. Baine held positions of increasing responsibility at Dominion Energy, Inc. for over 30 years.

The Board remains committed to bringing on new talent; its focus on Board refreshment has yielded five new Directors since 2020.

2020	2021	2023	2024	2025
Jennifer M. Pollino	Rhett A. Hernandez	Debra L. Dial	Garrick J. Rochow	Edward H. Baine

 ## Chief Financial Officer Succession

 **William R. Sperry**

 **Joseph A. Capozzoli**

On September 10, 2025, Hubbell announced the retirement of William R. Sperry from his role as Chief Financial Officer of Hubbell effective December 31, 2025, after 17 years of distinguished service to the Company, including 14 years as Chief Financial Officer. Joseph A. Capozzoli, the Vice President, Finance of Hubbell's Electrical Solutions segment was appointed to succeed Mr. Sperry as Senior Vice President, Chief Financial Officer, effective on January 1, 2026. Mr. Capozzoli joined Hubbell in 2013 as the Company's Vice President, Controller and served as Hubbell's Principal Accounting Officer until January 14, 2021. Mr. Capozzoli then served in various senior finance, strategy, and operational roles prior to his HES segment finance role. Mr. Capozzoli's promotion to Chief Financial Officer reflects Hubbell's overall commitment to its talent development strategy and its focus on succession planning.

 ## Acquisitions and Portfolio Management

Hubbell has a proven track record of successfully acquiring and integrating businesses to create a focused portfolio with attractive growth and margin characteristics. In 2025, Hubbell continued its focus on growth by completing the three acquisitions noted below and also closing on the disposition of a product line (Metron) no longer core to Hubbell's overall product portfolio.

DMC Power (HUS)	Nicor (HUS)	Ventev (HES)
Manufacturer of swaged connection systems which are primarily used in high-voltage power infrastructure.	Manufacturer of innovative endpoint solutions that integrate automated meter reading and advanced metering infrastructure networks for the water industry.	Manufacturer and provider of a complete ecosystem of solutions to power, protect, and connect wireless networks for the communications markets.

  

Sustainability



Commitment to Sustainability

Hubbell publishes an annual sustainability report (available at **https://sustainability.hubbell.com**) that details our commitments to sustainability, human capital management, compliance, and ethics. Explore the 2026 Sustainability Report (available at **www.hubbell.com**), to learn more about our sustainability aspirations and accomplishments.[1]



Recognized as one of the World's Most Ethical Companies for 2026

For the sixth year in a row, Hubbell was recognized by the Ethisphere Institute as one of the 2026 World's Most Ethical Companies. This distinction reflects our organization-wide commitment to compliance and sustaining an ethical culture.

〉 **You can find more information about our sustainability goals and priorities on page 31.**

[1] The information in the 2026 Sustainability Report and any other information on our sustainability webpage or elsewhere on our website referred to in this Proxy Statement is not incorporated by reference into and does not form any part of this Proxy Statement. Any targets or goals discussed in our sustainability disclosures may be aspirational; no guarantees or promises are made that these goals will be met. Furthermore, statistics and metrics disclosed in this Proxy Statement, our sustainability reports, and Hubbell's sustainability webpage are estimates and may be based on assumptions. We are under no obligation to update such information.

Proposal 1:
Election of 11 Directors

See pages **14-22** for further information.

The following table provides summary information about each of our eleven Director nominees. Currently, each Director is elected annually by a majority of votes cast in an uncontested election; a plurality standard applies in a contested election (where the number of nominees for Director exceeds the number of Directors to be elected). Each nominee is a current Director of the Company and has the qualifications and experience recommended by the Board's Nominating and Corporate Governance Committee ("NCGC").

 **The Board recommends a vote for each nominee for a one-year term.**

Our Director Nominees

 **Edward H. Baine**
Age: 52
INDEPENDENT
EVP, Utility Operations and President, Dominion Energy Virginia at Dominion Energy, Inc.

Director since: 2025
Committees:
Compensation, Finance

 **Anthony J. Guzzi**
Age: 61
INDEPENDENT
LEAD DIRECTOR
Chairman, President and CEO, EMCOR Group, Inc.

Director since: 2006
Committees:
Compensation, Executive, Finance, Nominating and Corporate Governance

 **John F. Malloy**
Age: 71
INDEPENDENT
Chairman, Retired President and CEO, Victaulic Company

Director since: 2011
Committees:
Audit, Executive, Finance (Chair)

 **Gerben W. Bakker**
Age: 61
Chairman, President and Chief Executive Officer, Hubbell Incorporated

Director since: 2020
Committee:
Executive (Chair)

 **Rhett A. Hernandez**
Age: 73
INDEPENDENT
President, CyberLens, LLC

Director since: 2021
Committees:
Audit, Finance

 **Jennifer M. Pollino**
Age: 61
INDEPENDENT
Executive Coach and Consultant, JMPollino, LLC

Director since: 2020
Committees:
Compensation, Nominating and Corporate Governance

 **Carlos M. Cardoso**
Age: 68
INDEPENDENT
Retired Chairman, Garrett Motion Inc.

Director since: 2013
Committees:
Compensation (Chair), Executive, Nominating and Corporate Governance

 **Neal J. Keating**
Age: 70
INDEPENDENT
Retired Chairman, President and CEO, Kaman Corporation

Director since: 2010
Committees:
Compensation, Executive, Nominating and Corporate Governance (Chair)

 **Garrick J. Rochow**
Age: 51
INDEPENDENT
President and CEO, CMS Energy Corporation and Consumers Energy Company

Director since: 2024
Committees:
Audit, Finance

 **Debra L. Dial**
Age: 65
INDEPENDENT
Retired SVP, Chief Accounting Officer and Controller, AT&T Inc.

Director since: 2023
Committees:
Audit, Finance

 **Bonnie C. Lind**
Age: 67
INDEPENDENT
Retired SVP, CFO and Treasurer, Neenah, Inc.

Director since: 2019
Committees:
Audit (Chair), Executive, Nominating and Corporate Governance

Proposal 2:

Say on pay: advisory vote on the compensation of the Named Executive Officers.

See page **35** for further information.

 **The Board recommends a vote for this proposal.**

Executive Compensation Highlights

Compensation Philosophy

Hubbell's compensation program is designed to achieve the following objectives:

 Align the interests of our executives and our shareholders by linking executive pay to Company performance.

 Incentivize high-quality executive talent essential to our immediate and long-term success.

 Target compensation for our executives to align with relevant external benchmarks.

Elements of Compensation

Hubbell compensated its named executive officers ("Named Executive Officers" or "NEOs")[1] using the following elements for total direct compensation in 2025:

	Element	Description	Target Compensation Mix	
			CEO	**Other NEOs**
Targeted at 50th percentile of peers	**Salary**	A competitive level of cash to attract and retain executive talent.	11%	26%
	Annual Cash Incentive	Amounts awarded based on achievements toward Hubbell's financial goals and individual performance against strategic objectives.	15%	21%
	Long-Term Equity Incentive	A mix of predominantly performance-based equity awards designed to drive Hubbell's performance and align executives' interests with those of our shareholders. **75% of equity awards are performance-based**.	74%	53%

[1] *Named Executive Officers or NEOs shall mean the individuals listed in the Compensation Discussion and Analysis section on page 36.*

Short and Long-Term Incentives

Short-Term Incentive (“STI”) Design

The 2025 short-term incentive awards for the NEOs (including our CEO) were based 80% on Hubbell’s financial performance and 20% on their individual contributions toward achievement of Hubbell’s strategic objectives. This design prioritizes and appropriately rewards performance on critical metrics including talent development, acquisitions, innovation, footprint optimization and customer satisfaction.


80%
Financial Metrics
20%
Individual/Strategic
65%
Adjusted Earnings Per Share(1)
or Operating Profit
35%
Free Cash Flow(1) or
Operating Cash Flow

(1) *Adjusted earnings per share and free cash flow are non-GAAP financial measures. A reconciliation to the comparable GAAP financial measures can be found in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 12, 2026.*

Long-Term Incentive (“LTI”) Design

The design of our long-term incentive award program, shown below, reflects a strong performance-based orientation.


75% Performance Based
LTI Design
50%
Performance Shares
25%
SARs
25%
Restricted Shares
PERFORMANCE SHARES AND RESTRICTED SHARES ARE 3-YEAR
CLIFF VESTING, SARS ARE 3-YEAR RATABLE VESTING

Performance Share Metrics

Since 2022, performance share grants have been based on the three metrics described below.

METRIC	2025 Weighting	
Relative Sales Growth	**34%**	Drives growth initiatives, including organic growth, new product development, innovation, and acquisition performance.
Adjusted Operating Profit Margin(1)	**33%**	Focuses NEOs on margin expansion and productivity while they execute operational objectives, including footprint optimization and product rationalization.
Relative TSR	**33%**	Ensures pay is aligned with shareholder interests.

(1) *Adjusted operating profit margin is a non-GAAP financial measure. A reconciliation to the comparable GAAP financial measure can be found in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 12, 2026.*

Specific details on these metrics may be found on pages 50-51 in the Compensation Discussion & Analysis section.

Our compensation program is designed around pay for performance and informed by our shareholder engagement.

Shareholder Engagement

The Company regularly engages with shareholders over the course of the year on topics such as financial performance, compensation, corporate governance, human capital management and sustainability. We are committed to engaging with our shareholders and to reviewing and applying the feedback we receive. Our robust program of shareholder outreach focuses on shareholders' perspectives on our compensation programs and our pay for performance philosophy.

In the fourth quarter of 2025, members of our senior management team engaged in a targeted outreach with Hubbell's top twenty-five shareholders representing almost 60% of Hubbell's outstanding common stock. These conversations, which were led by a cross-functional group of Hubbell's senior leaders, helped inform the Compensation Committee's review of the executive compensation programs and confirmed shareholders' overall support of our compensation philosophy, design, and programs and corporate governance practices.

In 2025, consistent with our commitment to implementing best corporate governance practices and in response to shareholder feedback, the Company changed its voting standard in uncontested director elections from a plurality vote standard to a majority vote standard. This change was approved by the Company's shareholders at the 2025 Annual Shareholders Meeting on May 6, 2025. The Company revised its Certificate of Incorporation, Bylaws, and Corporate Governance Guidelines to reflect such changes as well.

Proposal 3:
Ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2026.

See pages **75-77** for further information.

 **The Board recommends a vote for this proposal.**

Proposal 1
Election of Directors

The Board has fixed the number of Directors to be elected by the shareholders at the 2026 Annual Meeting at 11.

Each Director nominee has the appropriate qualifications and experience for membership on the Board of Directors.

Director Qualifications and Experience

Each year, the Nominating and Corporate Governance Committee ("NCGC") regularly evaluates the characteristics, skills, and experience that will enable the Board and its individual members to properly oversee the interests of Hubbell and its shareholders.

The NCGC recommends candidates for Board membership using the selection criteria outlined in Hubbell's Corporate Governance Guidelines (the "Guidelines") and other factors it deems necessary. Candidates are evaluated on the basis of their individual qualifications and experience and in the context of the Board as a whole. We strive to assemble a Board with diverse experiences and expertise that can best facilitate the success of the business and represent shareholder interests through the exercise of sound judgment.

Below is a list of certain of the qualifications and experience the NCGC seeks in recommending candidates for nomination to the Board:

> Ability to make independent analytical inquiries

> Marketing, finance, operations, manufacturing, or other relevant public company experience

> Financial literacy

> Professional background and leadership experience

> Corporate governance experience

> Experience as a current or former public company officer

> Experience in Hubbell's industry

> Public company board service

> Academic expertise in areas of Hubbell's operations

> Cybersecurity experience

In determining whether to recommend a current Director for re-election, the NCGC also will consider past attendance at meetings, service on other boards, and participation in and contribution to Board activities.

Each Director nominee has the appropriate qualifications and experience for membership on the Board of Directors. The Board is made up of individuals with strong and unique backgrounds, which gives the Board a wide range of competencies and experience that enable it to serve the interests of Hubbell and its shareholders.

Commitment to Board Integrity, Experience, and Independence

In addition to confirming that our Director nominees have the requisite skills and qualifications, the NCGC focuses on ensuring that the nominees demonstrate the right leadership traits, personality, work ethic, independence, and diversity of skills and experience to align with our performance culture and our long-term strategic vision.

Specifically, service on Hubbell's Board requires:

> The highest standards of personal and professional integrity

> Ability to contribute to the expertise and culture of the Board

> Ability to devote sufficient time to performing Board and Committee duties

> Independence from management

> Willingness to constructively challenge management through active participation in Board and Committee meetings

> Relevant subject matter expertise

The Board has nominated eleven candidates for election as Directors.

Nomination and Election Process

Hubbell's Directors are elected at each Annual Meeting of Shareholders and hold office for one-year terms or until their successors are duly elected and qualified. The Board of Directors nominated eleven candidates for election as Directors. If any of the nominees becomes unavailable to serve, the shares represented by the proxies will be voted for any substitute nominated by the Board of Directors unless the number of Directors constituting the full Board is reduced.

In searching for qualified Director candidates for election to the Board and to fill vacancies on the Board, the Board may solicit current Directors for the names of potentially qualified individuals, consult with outside advisors, retain a Director search firm, or consider nominees suggested by shareholders (see "Shareholder Nominations" below). All Director candidates, including those recommended by shareholders, are reviewed and evaluated by the NCGC in relation to the specific qualifications and experience sought by the Board for membership and the Board's needs at that time. Any interested candidate whose qualifications and experience align with these criteria will be interviewed by members of the NCGC, other Board members, and executive management to further assess the candidate's qualifications and experience and to determine if the candidate would be an appropriate fit. Candidates may be asked to submit additional information to support their potential nomination, including references. If the Board approves of a recommended candidate, the candidate will be nominated for election by Hubbell's shareholders or appointed by the Board to fill a vacancy, as applicable.

NEW Hubbell's Board remains committed to refreshment. Effective August 29, 2025, the Board, at the recommendation of the NCGC, appointed Edward H. Baine to the Board and to the Board's Compensation and Finance Committees. The Board engaged JWC Consulting, an independent director search firm, to assist in the search for this new Director.

In 2025, consistent with our commitment to implementing best corporate governance practices and in response to shareholder feedback, the Company changed its voting standard in uncontested director elections from a plurality vote standard to a majority vote standard.

This change was approved by the Company's shareholders at the 2025 Annual Shareholders Meeting on May 6, 2025. The Company revised its Certificate of Incorporation, Bylaws, and Corporate Governance Guidelines to reflect such changes as well.

Shareholder Nominations

Any shareholder who wishes to recommend a candidate to the NCGC for consideration as a Director nominee should do so in writing, providing the information described in Article I, Section 11(A)(2) of our By-Laws, to the Secretary of Hubbell. In addition, the proxy access provisions in our By-Laws provide that a shareholder, or a group of up to 20 shareholders, owning at least 3% of Hubbell's outstanding common stock continuously for at least three years, may nominate director nominees constituting up to the greater of two (2) or twenty percent (20%) of the number of Directors serving on the Board for inclusion in our annual meeting proxy materials. Nominating shareholders and nominees must satisfy the requirements set forth in our By-Laws. See "Shareholder Proposals and Nominations for Director" on page 81 for additional details.

All of the Director nominees are current Directors of the Company.

Director Nominees

The nominees are proposed by the Board to stand for election at the 2026 Annual Meeting of Shareholders and to serve as Directors until the 2027 Annual Meeting.

Our Director nominees offer a diverse range of skills and experience in areas that are relevant to our business and operations.

Skills and Experience	Baine	Bakker	Cardoso	Dial	Guzzi	Hernandez	Keating	Lind	Malloy	Pollino	Rochow	
PUBLIC COMPANY BOARD: Hold or have held other public company board positions.	●	●	●	●	●		●	●		●	●	82%
BUSINESS DEVELOPMENT AND STRATEGY: Experience at large/complex organizations providing oversight of strategic priorities, corporate and business plans, and business development.	●	●	●	●	●	●	●	●	●	●	●	100%
CEO: Leadership experience as a Chief Executive Officer of one or more large/complex organizations.		●	●		●		●		●		●	55%
CYBERSECURITY AND TECHNOLOGY: Experience or expertise in technology or cybersecurity, including information security, and e-commerce.	●	●	●	●	●	●	●		●		●	82%
FINANCIAL: Significant expertise in and an advanced understanding of finance and accounting.		●	●	●	●		●	●	●	●		73%
GLOBAL: Board leadership experience with multinational companies or international markets.		●	●	●	●	●	●	●	●	●	●	82%
MANUFACTURING: Manufacturing experience in the industry and markets that Hubbell serves.	●	●	●		●		●	●	●	●	●	82%
RISK MANAGEMENT: Experience at large/complex organizations overseeing various company risks and ensuring that there are appropriate mechanisms and policies in place to mitigate and manage those risks.	●	●	●	●	●	●	●	●	●	●	●	100%
Background												
YEARS ON HUBBELL BOARD	<1	5	13	2	19	5	15	7	14	5	1	8 year average
AGE	52	61	68	65	61	73	70	67	71	61	51	64 year average

The following biographies provide certain information about each nominee, including each nominee's background, age as of the 2026 Annual Meeting, and relevant experience in more detail.



Edward H. Baine

    

Age: 52

Director Since: 2025

INDEPENDENT

COMMITTEES:
- Compensation
- Finance

DIRECTORSHIPS:
- Dominion Energy South Carolina, Inc. (DESC), since January 2025
- Virginia Electric and Power Company (VEPCO), since October 2020

QUALIFICATIONS:

Mr. Baine brings to the Board experience as a public company executive officer and Director in the utility industry and possesses a strong background in operations, regulated utilities, and governance, including:

- Serving in the following positions at Dominion Energy, Inc. ("Dominion Energy"): Executive Vice President—Utility Operations and President—Dominion Energy Virginia from July 2025 to present.
- Served as President—Utility Operations and President—Dominion Energy Virginia from January 2025 to July 2025; President—Dominion Energy Virginia from October 2020 to December 2024; Senior Vice President—Power Delivery for Dominion Energy Virginia from 2019 to October 2020.
- Serving on the boards of Dominion Energy South Carolina, Inc. (DESC) and Virginia Electric and Power Company (VEPCO).
- Over 30 years of both hands-on and leadership experience in the utility industry, an industry that represents a significant part of the Company's overall business.

Mr. Baine has worked for Dominion Energy for over 30 years, a publicly traded electric and natural gas utility. Mr. Baine joined Dominion Energy in 1995 as an associate engineer. He was promoted to Vice President–Shared Services in 2009 and became Vice President–Power Generation Merchant Operations in 2012. He became Vice President–Power Generation System Operations in 2013 and Senior Vice President–Transmission & Customer Service in 2015. In 2016, he was named Senior Vice President–Distribution, Power Delivery Group. He was named Senior Vice President–Power Delivery, Dominion Energy Virginia in 2019. He was named President–Dominion Energy Virginia in October 2020, and President–Utility Operations and Dominion Energy Virginia in early 2025. Mr. Baine became Executive Vice President–Utility Operations and Dominion Energy Virginia in July 2025.



Gerben W. Bakker

      

Age: 61

Director Since: 2020

CHAIRMAN, PRESIDENT AND CEO, HUBBELL INCORPORATED

COMMITTEE:
- Executive (Chair)

DIRECTORSHIP:
- Regal Rexnord Corporation, since February 2025

QUALIFICATIONS:

Mr. Bakker brings to the Board extensive financial, operational, and strategic planning experience and a strong background in the manufacturing industry, including:

- Served as Hubbell's President and COO from June 2019 prior to his appointment to CEO in October 2020.
- Served as President of Hubbell Power Systems from 2014 until June 2019.
- As President of Hubbell Power Systems, Mr. Bakker oversaw a multi-year period of strong performance and built an industry-leading electrical transmission and distribution components business.
- Membership on the Board of Regal Rexnord Corporation, a publicly traded manufacturer of power transmission components and subsystems.
- Member of the Board of Trustees of Manufacturers Alliance.

Mr. Bakker has served as Chairman, President and Chief Executive Officer of Hubbell since May 2021 and President and Chief Executive Officer and a Director of Hubbell since October 2020. Previously, he served as Hubbell's President and Chief Operating Officer from June 2019 to October 2020. He served as President of Hubbell Power Systems from 2014 until June 2019. Mr. Bakker began his career with Hubbell in 1988 as a manufacturing engineer with Hubbell Wiring Systems.

 

PUBLIC COMPANY BOARD



BUSINESS DEVELOPMENT AND STRATEGY



CEO



CYBERSECURITY AND TECHNOLOGY



FINANCIAL



GLOBAL



MANUFACTURING



RISK MANAGEMENT



Carlos M. Cardoso

       

Age: 68

Director Since: 2013

INDEPENDENT

COMMITTEES:
- Compensation (Chair)
- Executive
- Nominating and Corporate Governance

PRIOR DIRECTORSHIPS:
- Freudenberg Group, 2021 - 2025
- Garrett Motion Inc., 2018 - April 2021
- Stanley Black & Decker, Inc., 2007 - April 2023

QUALIFICATIONS:

Mr. Cardoso brings to the Board CEO, COO, industrial manufacturing, leadership in global businesses, and public company board experience, including:

- Significant manufacturing and operations experience having served as President of the Pump Division of Flowserve Corporation, a manufacturer/provider of flow management products and services; Vice President and General Manager, Engine Systems and Accessories, for Honeywell International, Inc., a technology and manufacturing company; and Vice President Manufacturing Operations for Colt's Manufacturing Company, LLC, a maker of firearms.
- Formerly served as Chairman of the Board of Garrett Motion Inc., a public company and a provider of transportation systems.

Mr. Cardoso has served as the principal of CMPC Advisors LLC, an investment advisory firm since January 2015. He previously served as Chairman of Garrett Motion Inc. from July 2018 to April 2021 and Chairman of Kennametal, Inc. (publicly traded manufacturer of metalworking tools and wear-resistant products) from January 2008 until December 2014. He also served as President and Chief Executive Officer of Kennametal from January 2006 until December 2014. Mr. Cardoso joined Kennametal in 2003 and served as Vice President, Metalworking Solutions and Services Group and then as Executive Vice President and Chief Operating Officer before he became President and Chief Executive Officer.



Debra L. Dial

    

Age: 65

Director Since: 2023

INDEPENDENT

AUDIT COMMITTEE FINANCIAL EXPERT

COMMITTEES:
- Audit
- Finance

DIRECTORSHIPS:
- Dow Inc., since April 2021
- Booz Allen Hamilton Holding Corporation, since January 2025

QUALIFICATIONS:

Ms. Dial brings to the Board deep experience and perspectives in finance and accounting as well as proven leadership skills in areas such as mergers and acquisitions, business strategy, and risk management, including:

- Formerly served as Senior Vice President, Chief Accounting Officer and Controller of AT&T Inc.
- Previously Vice President of Finance for AT&T Capital Management and Chief Financial Officer for the AT&T Chief Information and Technology Officers.
- Membership on the board of Dow Inc., a public company and materials science manufacturer, serving customers in packaging, infrastructure, mobility and consumer applications, and Booz Allen Hamilton Holding Corporation, a publicly traded company providing advanced technology solutions (artificial intelligence and cyber) to support national missions.
- Auditor with KPMG for ten years.

Ms. Dial served as the Senior Vice President, Chief Accounting Officer and Controller of AT&T Inc., a global telecommunications company from 2022 to 2023 and Senior Vice President and Controller from 2016 to 2023. Prior to that, Ms. Dial served in various finance leadership roles at AT&T for twenty years. Prior to joining AT&T, Ms. Dial spent ten years at KPMG in its audit practice, where she held roles of increasing responsibility.

 

PUBLIC COMPANY BOARD



BUSINESS DEVELOPMENT AND STRATEGY



CEO

 

CYBERSECURITY AND TECHNOLOGY



FINANCIAL



GLOBAL



MANUFACTURING



RISK MANAGEMENT



Anthony J. Guzzi

      

Age: 61

Director Since: 2006

INDEPENDENT

LEAD DIRECTOR

COMMITTEES:
- Compensation
- Executive
- Finance
- Nominating and Corporate Governance

DIRECTORSHIP:
- EMCOR Group, Inc., since 2009

QUALIFICATIONS:

Mr. Guzzi brings to the Board CEO, COO, manufacturing, strategic development, operations, consulting, and public company board experience, including:

- Serving as Chairman, President and CEO of EMCOR Group, Inc., a publicly traded mechanical, electrical construction, and facilities services company.
- Extensive experience in manufacturing and distribution having served as President, North American Distribution and Aftermarket and President, Commercial Systems and Services of Carrier Corporation, a subsidiary of United Technologies Corporation.
- Experience as an engagement manager with McKinsey & Company, a prominent management consulting firm.

Mr. Guzzi has served as Chairman, President and Chief Executive Officer of EMCOR Group, Inc. (a publicly traded mechanical, electrical construction, and facilities services company) since June 2018. Previously, he was President and Chief Executive Officer and a Director of EMCOR Group, Inc. from January 2011 to June 2018 and President and Chief Operating Officer from 2004 to 2010. He also served as President, North American Distribution and Aftermarket of Carrier Corporation (HVAC and refrigeration systems), a subsidiary of United Technologies Corporation from 2001 to 2004 and President, Commercial Systems and Services in 2001.



Rhett A. Hernandez

   

Age: 73

Director Since: 2021

INDEPENDENT

COMMITTEES:
- Audit
- Finance

DIRECTORSHIP:
- USAA Federal Savings Bank, since 2019

QUALIFICATIONS:

Mr. Hernandez brings to the Board significant cybersecurity expertise and strong strategic and operational leadership experience as a retired Lieutenant General of the United States Army, including:

- President and founder of CyberLens, LLC, a cybersecurity consulting company.
- Former Cyber Chair for the United States Military Academy.
- Served as the first commander of the United States Army's Cyber Command/2nd US Army (ARCYBER) where he was responsible for the operations, defense and risk management of the Army's networks, systems, and cybersecurity organization.
- Prior U.S. Army commands include the Deputy Chief of Staff, Army Operations; Chief, U.S. Military Training Mission, Saudi Arabia; and Commanding General, Human Resources Command.
- Serves on the board of USAA Federal Savings Bank.

Mr. Hernandez has served as the President of CyberLens, LLC (a consulting company that focuses on cybersecurity, strategic planning, and risk management) since 2013. Previously he served in the United States Army for almost forty years, rising to the rank of Lieutenant General at the time of his retirement.

 

PUBLIC COMPANY BOARD



BUSINESS DEVELOPMENT AND STRATEGY



CEO

 

CYBERSECURITY AND TECHNOLOGY



FINANCIAL



GLOBAL



MANUFACTURING



RISK MANAGEMENT



Neal J. Keating

       

Age: 70
Director Since: 2010
INDEPENDENT

COMMITTEES:
- Compensation
- Executive
- Nominating and Corporate Governance (Chair)

DIRECTORSHIP:
- Hexcel Corporation, since March 2026

PRIOR DIRECTORSHIPS:
- Form Technologies, 2021 - 2025
- Triumph Group, Inc., April 2022 - July 2025
- Barnes Group Inc., February 2023 - January 2025
- Kaman Corporation, 2007 - April 2021

QUALIFICATIONS:

Mr. Keating brings to the Board an extensive history of senior executive leadership and board experience and a strong background in international operations, distribution, and mergers and acquisitions, including:

- Served as Chairman, President and Chief Executive Officer of Kaman Corporation, a formerly publicly traded aerospace and industrial distribution firm, from 2008 to August 2020 and Executive Chairman until April 2021.
- Experience as COO of Hughes Supply and Executive Vice President and COO of Rockwell Collins, Commercial Systems.
- Former Managing Director and CEO of GKN Aerospace and Director of GKN plc, an international aerospace, automotive and land systems business.
- Member of the board of directors of Embry-Riddle Aeronautical University and Space Florida.

Mr. Keating served as the Executive Chairman of the board of Kaman Corporation (a formerly publicly traded aerospace and industrial distribution company) from 2008 to April 2021. Previously, he held the position of President and Chief Executive Officer of Kaman Corporation from 2008 to August 2020 and President and Chief Operating Officer of Kaman Corporation from 2007 to 2008. From 2004 to 2007, he held the position of Chief Operating Officer of Hughes Supply (a wholesale distributor acquired by Home Depot).



Bonnie C. Lind

    

Age: 67
Director Since: 2019
INDEPENDENT

AUDIT COMMITTEE FINANCIAL EXPERT

COMMITTEES:
- Audit (Chair)
- Executive
- Nominating and Corporate Governance

DIRECTORSHIPS:
- Mission Produce, Inc., since 2020
- Tamarack Timberlands LLC, since 2022
- Albany International Corp., since February 2024

PRIOR DIRECTORSHIPS:
- U.S. Silica Holdings, Inc., 2019 - February 2021
- Federal Signal Corporation, 2014 - 2018
- Empire District Electric Company, 2009 - 2017

QUALIFICATIONS:

Ms. Lind brings to the Board CFO, Treasurer, financing, manufacturing, mergers and acquisitions, and public company board experience, including:

- Served as Senior Vice President, CFO and Treasurer of Neenah, Inc., a global manufacturer of technical specialties products, fine paper and packaging from June 2004 until October 2020.
- Experience as Assistant Treasurer of Kimberly-Clark Corporation, a manufacturer of personal care, consumer tissue and health care products.
- Membership on the board of Mission Produce, Inc., a publicly traded worldwide avocado business, and Albany International Corp., a publicly traded developer and manufacturer of engineered components.
- Formerly served on the board of U.S. Silica Holdings, Inc., a publicly traded performance minerals company and one of the largest domestic producers of commercial silica.
- Formerly served on the board of Federal Signal Corporation, a publicly traded international designer and manufacturer of products and solutions that serves municipal, governmental, industrial, and commercial customers.
- Formerly served on the board of Empire District Electric Company, a utility generating, transmitting, and distributing power to southwestern Missouri and adjacent areas.

Ms. Lind served as Senior Vice President, CFO and Treasurer of Neenah, Inc. (a publicly traded technical specialties and fine paper company) from June 2004 to October 2020. Previously, Ms. Lind held a variety of increasingly senior financial and operations positions with Kimberly-Clark Corporation from 1982 until 2004.




PUBLIC COMPANY BOARD



BUSINESS DEVELOPMENT AND STRATEGY



CEO



CYBERSECURITY AND TECHNOLOGY



FINANCIAL



GLOBAL



MANUFACTURING



RISK MANAGEMENT



John F. Malloy

     

Age: 71

Director Since: 2011

INDEPENDENT

AUDIT COMMITTEE FINANCIAL EXPERT

COMMITTEES:
- Audit
- Executive
- Finance (Chair)

DIRECTORSHIPS:
- Victaulic Company, since 2004
- Hollingsworth & Vose, since 2006

QUALIFICATIONS:

Mr. Malloy brings to the Board many years of senior management, operations, economic and strategic planning experience having served as the CEO and COO of a global manufacturing and distribution company, including:

- Serving as Executive Chairman of the Board of Victaulic Company, a privately held mechanical pipe joining systems company.
- Served as President and CEO of Victaulic Company from 2006 to January 2021.
- Over fifteen years of experience in various senior management operating roles at United Technologies Corporation.
- Holds a Ph.D. in economics and has taught courses in economics at Hamilton College.

Mr. Malloy has served as the Executive Chairman of the board of Victaulic Company (a privately held mechanical pipe joining systems company) since January 2021. Previously, he held the position of Chairman, President and Chief Executive Officer from 2006 to January 2021, President and Chief Executive Officer from 2004 to 2006, and President and Chief Operating Officer from 2002 to 2004.

Jennifer M. Pollino

    

Age: 61

Director Since: 2020

INDEPENDENT

COMMITTEES:
- Compensation
- Nominating and Corporate Governance

DIRECTORSHIP:
- Crane Co., since 2013

PRIOR DIRECTORSHIPS:
- Kaman Corporation, 2015 - April 2024
- Wesco Aircraft Holdings, Inc., 2014 - 2020

QUALIFICATIONS:

Ms. Pollino brings to the Board extensive senior management experience, public company board experience and a strong background in accounting, finance, corporate governance, intellectual capital, and organizational issues, including:

- Serving as an Executive Coach and Consultant with JMPollino LLC since July 2012.
- Over 20 years in senior executive and general management roles with a leading aerospace products company.
- Experience in finance and accounting as Vice President, Finance and Controller of two Goodrich Corporation divisions and Controller of a savings and loan association.
- Certified Public Accountant.
- Serving as a Director of the National Association of Corporate Directors - Carolinas Chapter.
- Served as Lead Director of Kaman Corporation, a formerly publicly traded aerospace and industrial distribution company from 2021 to 2024.

Ms. Pollino has served as an executive coach and consultant with JMPollino LLC, a leadership development, talent management and succession planning firm since July 2012. Previously she served as Executive Vice President, Human Resources and Communications, at Goodrich Corporation (aerospace products manufacturer) from February 2005 to July 2012, when Goodrich Corporation was acquired by United Technologies Corporation. Prior to that, she served in various other positions of increasing responsibility during her 20-year tenure with Goodrich Corporation, including President and General Manager of Goodrich Aerospace's Aircraft Wheels & Brakes Division and of its Turbomachinery Products Division, and Vice President and General Manager of Goodrich Aerospace, Aircraft Seating Products.

 **PUBLIC COMPANY BOARD**

 **BUSINESS DEVELOPMENT AND STRATEGY**

 **CEO**

 **CYBERSECURITY AND TECHNOLOGY**

 **FINANCIAL**

 **GLOBAL**

 **MANUFACTURING**

 **RISK MANAGEMENT**



Garrick J. Rochow

    

Age: 51
Director Since: 2024
INDEPENDENT

COMMITTEES:
- Audit
- Finance

DIRECTORSHIPS:
- CMS Energy Corporation, since 2020
- Consumers Energy Company, since 2020

QUALIFICATIONS:

Mr. Rochow brings to the Board experience as a public company executive officer and Director in the utility industry and possesses a strong background in operations, regulated utilities, and governance, including:

- Serving as the President and CEO of CMS Energy Corporation ("CMS") and Consumers Energy Company ("Consumers") and previously as Executive Vice President of operations at Consumers.
- Serving on the boards of CMS and Consumers.
- Over twenty-five years of both hands-on and leadership experience in the utility industry, an industry that represents a significant part of the Company's overall business.

Garrick J. Rochow has served since December 2020 as President and CEO of CMS and Consumers (a publicly traded electric and natural gas utility and its subsidiary). From July 2017 through November 2020, he was Executive Vice President of operations at Consumers, responsible for the company's electric and natural gas distribution and transmission operations, generation and compression operations, regulatory compliance, planning and scheduling and operations performance. Prior to that role, he served in a variety of leadership positions across the business as Consumers' Senior Vice President of distribution and customer operations and as Vice President of customer experience, rates and regulation and quality and Chief Customer Officer.

Required Vote

With respect to Proposal 1, because the election of Directors is uncontested, Directors shall be elected by the vote of the majority of votes cast, which means that the number of shares voted "FOR" a Director nominee must exceed the number of votes cast "AGAINST" that Director. Abstentions and broker non-votes will not affect the election of Directors. Broker discretionary voting is not allowed; if your shares are held by a broker, you must instruct the broker how to vote or your shares will not be counted with respect to Proposal 1.

 **The Board unanimously recommends a vote for the election of each of the Director nominees for a one-year term.**


PUBLIC COMPANY BOARD


BUSINESS DEVELOPMENT AND STRATEGY


CEO


CYBERSECURITY AND TECHNOLOGY


FINANCIAL


GLOBAL


MANUFACTURING


RISK MANAGEMENT

Corporate **Governance**

Hubbell's Corporate Governance Guidelines (the "Guidelines") ensure the Company follows strong corporate governance practices and principles.

The Guidelines assist the Board in the exercise of its responsibilities and promote the interests of Hubbell and its shareholders. The Guidelines reflect the Board's commitment to good governance by establishing policies and procedures in areas the Board believes are critical to the enhancement of shareholder value.

Governance Snapshot

> Shareholders have identical **economic and voting rights** - each share of common stock is entitled to one vote.

> Directors are **elected annually** by shareholders to serve a one-year term.

> We adopted **proxy access** in 2023, and allow up to 20 shareholders holding at least 3% of our outstanding shares of common stock continuously for at least three years to nominate up to the greater of two Directors or 20% of the Board.

> Directors generally **may not serve** on the boards of more than 3 other public companies.

> Corporate funds or resources are **not used for direct contributions** to political candidates or campaigns.

> Independent Board members meet regularly in **executive sessions**, without management present.

> 27% of our Board has a **tenure of three years or less**.

> **Director compensation is reviewed biennially** with advice from our independent compensation consultant and benchmarked for competitiveness.

> There are **no related party transactions** with our Directors, officers, or significant shareholders.

> **NEW** Hubbell's Directors are now elected by **majority vote** in uncontested elections of Directors, a change adopted by Hubbell's shareholders on May 6, 2025. Previously it had been a plurality vote standard.

> The Board and each Committee **may hire outside advisors** independent from management.

> The Board receives **regular reports and updates** on key areas of strategy and risk for Hubbell, including, cybersecurity, performance, sustainability, innovation, artificial intelligence, talent and human capital management.

> The Board engages in a multi-part **self-evaluation** on an annual basis in which Board and Committee matters are reviewed and discussed, and changes and improvements are implemented.

> **We do not have a poison pill** (shareholders' rights plan).

Board Leadership Structure

> **Our independent Lead Director counterbalances a non-independent Chair and fosters effective collaboration and communication among the independent Directors.**

Chair

Our By-Laws require the Board to choose the Chair of the Board from among the Directors, including potentially Hubbell's CEO. This approach gives the Board the necessary flexibility to determine whether the CEO and Chair positions should be held by the same person or by separate people based on the leadership needs of the Company at any particular time. The Board believes there is no single, generally accepted approach to providing board leadership, and that each possible leadership structure must be considered in the context of the individuals involved and the specific circumstances facing a company at any given time. Accordingly, Hubbell's optimal Board leadership structure may vary as circumstances change.

Mr. Bakker has served as Hubbell's Chairman, President and Chief Executive Officer since May 2021. The Board has determined that combining the roles of Chief Executive Officer and Chair is best for the Company and its shareholders at this time. This structure promotes unified leadership and allows for a single, clear focus for management to execute Hubbell's strategic and business plans and is appropriately balanced by the presence of an independent Lead Director.

Independent Lead Director

The Board has established the position of an independent Lead Director to serve a three-year term. The Board believes that a three-year term is appropriate as it affords continuity and gives the Lead Director time to gain an understanding of Board and management dynamics and to build relationships with the other Directors. The Lead Director is responsible for:

Board Leadership	Providing leadership to the Board in situations where the Chair's role may be perceived to be in conflict.
Executive Sessions	Coordinating the agenda and chairing executive sessions of the independent Directors regularly throughout the year and at each regularly scheduled Board meeting.
Liaison	Regularly meeting with the Chair and facilitating communications among the Chair, management, and the independent Directors.
Spokesperson	Upon request, acting as the spokesperson for the Board in interactions with third parties.
Succession	Working with the NCGC and the Chair to review, refresh, and oversee the Company's succession plans.

Currently, Mr. Guzzi is the Lead Director and is expected to hold this position until the 2028 Annual Shareholders Meeting. Following the 2028 Annual Meeting, the Board will, upon recommendation from the NCGC, appoint a Director for the next three-year Lead Director term. The Board believes that its present leadership structure and composition provides for independent and effective oversight of the Company's business and affairs. The Directors all are seasoned leaders, including current or former CEOs, CFOs, COOs, or senior executives of major companies in similar industries and military leaders. In addition, all of the Board's standing committees (except the Executive Committee) are composed entirely of Directors who meet the independence requirements of the New York Stock Exchange ("NYSE"). Mr. Bakker is the only Director who is a member of executive management. Given the accomplished leadership of Mr. Bakker as Chairman, President and Chief Executive Officer, the counterbalancing role of Hubbell's strong, independent Lead Director, and a Board otherwise made up of effective and independent Directors, the Board believes that its current leadership structure is appropriate at this time.

Director Independence

The Guidelines provide that the Board must be composed of a majority of independent Directors. Ten of our eleven current Directors are independent. The NCGC evaluates the independence of our Directors each year by reviewing all direct and indirect relationships between Directors (either directly or as a partner, shareholder, or officer of an organization that has a relationship with the Company or any of its subsidiaries), on one side, and the Company or one of its subsidiaries, on the other side, in accordance with the rules of the NYSE and the Securities and Exchange Commission ("SEC") and considering whether any relationship is material. To that end, the NCGC oversees the annual questionnaire process for the Directors and reviews transactions with Director-affiliated entities, Code of Conduct compliance certifications, case submissions filed with the Company's confidential compliance communication resource and Company donations to charitable organizations with which a Director may be affiliated.

In the ordinary course of business, transactions may occur between Hubbell and its subsidiaries and entities with which some of the Directors are or have been affiliated. The NCGC considered the nature and dollar amounts of Hubbell's transactions with Directors and determined that none were required to be disclosed or otherwise impaired a Director's independence. All of these ordinary course transactions were significantly below the NYSE bright-line independence thresholds. As a result of the NCGC's most recent annual review, the Board determined that each of the current Directors is independent other than Mr. Bakker.

Board Oversight of Risk

Members of senior management assist the Board and its Committees with their risk oversight responsibilities through routine discussions of risks involved in their specific areas of authority. For example, our senior leaders will report to the Board at regular intervals on the Company's strategic planning activities and risks relevant to execution of the Company's strategy. In addition, from time to time, independent consultants with specific areas of expertise are engaged to discuss topics that the Board and management have determined may present a material risk to the Company's operations, plans, or reputation. The Board believes its leadership structure, with a combined CEO and Chairman position and an independent Lead Director, facilitates its role in the oversight of the Company's risks. Generally, risk oversight responsibilities are allocated as described below.

Board of Directors

Oversees the Company's risk management practices and annually reviews with management the implementation and results of the Company's enterprise risk management program. The risk management program identifies and quantifies a broad spectrum of risks in various categories, such as strategic, operational, compliance, financial, information technology, artificial intelligence, and cybersecurity, and develops related action plans.

AUDIT COMMITTEE	COMPENSATION COMMITTEE	NCGC	FINANCE COMMITTEE
Routinely discusses with management the Company's policies and processes with respect to assessing risk; reviews financial, legal, cybersecurity, and compliance risk exposures and related controls.	Considers risks associated with our compensation plans, policies, and programs.	Reviews risks relating to Director selection, governance, Board composition, succession, and sustainability.	Considers risks associated with the Company's capital structure, acquisition strategy, insurance programs, and cash management.

Compensation Risk Assessment

In 2025, as part of our risk management activities, the Compensation Committee reviewed the Company's compensation policies and practices applicable to all employees that could affect the Company's assessment of risk and risk management and determined that such compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company. See Compensation Governance Snapshot on page 41 for additional information.

Board Committees

The Board of Directors has established five standing committees to assist it in fulfilling its responsibilities: Audit, Compensation, Executive, Finance, and NCGC. The principal responsibilities of each committee are described generally below and in detail in their respective committee charters, which are available on the Corporate Governance page of our website, **www.hubbell.com**[(1)] (or, in the case of the Executive Committee charter, in Article III, Section 1, of the Company's By-Laws). The Board has determined that each member of the Audit, Compensation, Finance, and NCGC is independent for purposes of the NYSE listing standards and SEC regulations.

[(1)] *The reference to our website address does not constitute incorporation by reference of the information contained on the website, and such information is not part of this Proxy Statement.*

Audit Committee



BONNIE C. LIND (Chair)

Members[(1)]**:**

Debra L. Dial   Garrick J. Rochow
Rhett A. Hernandez
John F. Malloy

8 Meetings in 2025	**100%** Attendance	**5 / 5** Independence

Key Oversight Responsibilities

- Oversees the Company's accounting and financial reporting and disclosure processes.
- Appoints the independent auditor and evaluates its independence and performance annually.
- Reviews the audit plans and results of the independent auditors.
- Approves all audit and non-audit fees for services performed by the independent auditors.
- Reviews and discusses with management and the independent auditors matters relating to the quality and integrity of the Company's financial statements, the adequacy of its internal controls processes, and compliance with legal and regulatory requirements.
- Reviews the Company's cybersecurity plans, policies, threats, and prevention strategies.

The Board of Directors has determined that all members of the Audit Committee are financially literate and meet the NYSE standard of having accounting or related financial management expertise. Each member of the Audit Committee other than Messrs. Hernandez and Rochow is an "Audit Committee Financial Expert" as defined by the SEC.

[(1)] *Ms. Pollino left the Audit Committee and joined the NCGC on May 6, 2025.*

Compensation Committee



CARLOS M. CARDOSO (Chair)

Members:

Edward H. Baine[(2)]   Jennifer M. Pollino
Anthony J. Guzzi
Neal J. Keating

4 Meetings in 2025	**100%** Attendance	**5 / 5** Independence

Key Oversight Responsibilities

- Determines and oversees the Company's execution of its compensation programs and employee benefit plans.
- Reviews and approves all compensation of the CEO and other officers of the Company, with input from the independent compensation consultant, Exequity LLP.
- Appoints the independent compensation consultant and evaluates its independence and performance annually.
- Determines stock ownership and retention guidelines for the CEO and other officers of the Company.
- Reviews and approves of the Company's compensation peer group.

[(2)] *Mr. Baine became a member of the Compensation Committee when he was appointed to the Board on August 29, 2025.*

Executive Committee



GERBEN W. BAKKER (Chair)

Members:

Carlos M. Cardoso	Bonnie C. Lind
Anthony J. Guzzi	John F. Malloy
Neal J. Keating	

Did not meet in 2025

5 / 6
Independence

Key Oversight Responsibilities

- The Executive Committee may meet during intervals between meetings of the Board of Directors and may exercise all the powers of the Board of Directors in the management of the business and affairs of the Company, except certain powers set forth in the By-Laws of the Company.

Finance Committee



JOHN F. MALLOY (Chair)

Members:

Edward H. Baine[1]	Rhett A. Hernandez
Debra L. Dial	Garrick J. Rochow
Anthony J. Guzzi	

8
Meetings in 2025

100%
Attendance

6 / 6
Independence

Key Oversight Responsibilities

- Oversees the Company's financial and fiscal affairs and reviews proposals regarding long-term and short-term financing, acquisitions and divestitures, dividend policies, stock repurchase programs, and changes in the Company's capital structure.
- Reviews the Company's major capital expenditure plans and monitors the Company's insurance and tax programs.
- Reviews the administration and management of the Company's pension plans and investment portfolios.

[1] *Mr. Baine became a member of the Finance Committee when he was appointed to the Board on August 29, 2025.*

Nominating and Corporate Governance Committee



NEAL J. KEATING (Chair)

Members:

Carlos M. Cardoso	Jennifer M. Pollino[2]
Anthony J. Guzzi	
Bonnie C. Lind	

4
Meetings in 2025

100%
Attendance

5 / 5
Independence

Key Oversight Responsibilities

- Identifies qualified individuals to become Board members and recommends nominees for election or appointment to the Board.
- Oversees the Board's and management's performance evaluation and succession planning processes.
- Develops the Company's corporate governance guidelines and monitors adherence to its principles.
- Approves related person transactions.
- Evaluates Director independence and compensation.
- Reviews the Company's sustainability and corporate responsibility program.

[2] *Ms. Pollino became a member of the NCGC on May 6, 2025.*

See the "Nomination and Election Process" section on page 15 and the "Director Independence" section on page 25 for more information on the actions taken by the NCGC in these areas.

Board Practices and Procedures

Code of Business Conduct and Ethics

Hubbell requires its Directors and officers to act in accordance with the highest standards of ethical conduct. Our Code of Business Conduct and Ethics (the "Code of Conduct"), which is available on the Corporate Governance page of our website, **www.hubbell.com**, supports our commitment to the people we serve, the communities we work in, the Company, and each other. The Code of Conduct covers many areas, including conflicts of interest, ethical business conduct, employment practices, compliance with applicable laws and regulations, protection of Company assets and confidential information, and reporting obligations. Each year, to strengthen the Company's commitment to ethical conduct, we provide mandatory training on various aspects of the Code of Conduct for all Directors and officers and require them to certify compliance with the Code of Conduct. We will disclose any future amendments to, or waivers from, provisions of our Code of Conduct on our website as promptly as practicable[1].

Restrictions on Service on Other Public Company Boards

The Guidelines provide that Directors generally may serve on no more than three other public company boards. However, if the Company's CEO is also the Chair of the Hubbell Board, that individual may serve on no more than one other public company board. The Board believes that restrictions on service on other public company boards is important to ensure that each Director has sufficient time to dedicate to Hubbell.

Insider Trading Policy

Hubbell's insider trading policy, which governs the purchase, sales, and other dispositions of Hubbell's securities, applies to all Directors, officers, and certain other designated employees of the Company, as well as all individuals living in such restricted person's household, entities controlled by such restricted persons and trusts over which restricted persons serve as trustees. We believe our insider trading policy and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to Hubbell. A copy of Hubbell's insider trading policy is included as Exhibit 19.1 to our Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 12, 2026.

[1] *The reference to our website address does not constitute incorporation by reference of the information contained on the website, and such information is not part of this Proxy Statement.*

Shareholder Outreach and Engagement

We regularly engage with shareholders on diverse topics such as financial performance, compensation, corporate governance, and sustainability (including human capital management). We are committed to continuing to engage with our shareholders and, to reviewing and applying the feedback we receive.

The Board of Directors and Hubbell's management team engage in a robust program of shareholder outreach and continue to focus on shareholders' perspectives on our compensation programs and our pay for performance philosophy. In addition, in the fourth quarter of 2025, members of our senior management engaged in a targeted outreach to Hubbell's top twenty-five shareholders representing almost 60% of Hubbell's outstanding common stock. These conversations, which were led by a cross-functional group of senior leaders, helped inform the Compensation Committee's review of the executive compensation programs and confirmed shareholders' overall support of our compensation philosophy, design, and programs and corporate governance practices.

Consistent with our commitment to implementing best corporate governance practices, and in response to shareholder feedback, in 2025 we adopted amendments to our Certificate of Incorporation and By-Laws to implement a majority voting standard in uncontested Director elections.

Annual Shareholder Engagement

Spring	Summer	Fall	Winter
Regularly scheduled investor meetings and conferences.	Review of prior proxy season results and messages from shareholders; prepare for shareholder engagement season; ongoing scheduled investor meetings and discussions with shareholders on results, sustainability, and other topics.	Review regulatory and governance changes impacting the Company and its shareholders; ongoing scheduled investor meetings and conferences.	Engage with largest shareholders on performance, compensation, governance, and sustainability matters; ongoing engagement with shareholders at road shows and via investor calls.

Communications with Directors

Shareholders and interested parties may communicate with the full Board, the Lead Director, the non-management Directors as a group, or with individual Directors by using either of the following methods:

By Writing:
Board of Directors
Hubbell Incorporated
c/o Katherine A. Lane, Executive Vice President, General Counsel and Secretary
40 Waterview Drive
Shelton, Connecticut 06484

By Email:
Secretary@hubbell.com

Communications will be forwarded to the specific Director(s) requested by the interested party, as applicable. General communications will be distributed to the full Board or to a specific member of the Board depending on the substance of the communication. Certain items unrelated to the duties and responsibilities of the Board will not be forwarded, including job inquiries and resumes, business opportunities, junk or mass mailings, spam, or any hostile, improper, threatening, or illegal communications.

Meetings and Attendance

The Board of Directors held 8 meetings in 2025. Each Director attended 100% of all meetings of the Board of Directors and close to 100% of the committees on which such Director served. Board members are expected to attend the Annual Meeting of Shareholders. At the 2025 Annual Meeting, all Directors then in office were in attendance.

Additional Resources

The Corporate Governance Guidelines and the following additional materials relating to corporate governance are published on our website at **www.hubbell.com**[1].

- Board of Directors - Current Members and Experience
- Board Committees - Members and Charters
- Code of Business Conduct and Ethics
- Third-Party Code of Business Conduct and Ethics
- Amended and Restated By-Laws

- Amended and Restated Certificate of Incorporation
- Compensation Recovery Policy
- Stock Ownership and Retention Policy
- Sustainability Report and Site
- Contacting our Board of Directors

[1] *The reference to our website address does not constitute incorporation by reference of the information contained on the website, and such information is not part of this Proxy Statement.*

Sustainability at **Hubbell**

At Hubbell, sustainability is more than a core value—it is foundational to our Vision and Mission. From our products to our operations, we strive to embed sustainability into every aspect of our business to build a more resilient future that benefits communities and the planet. Hubbell's enterprise-wide environmental goals help focus our actions, setting clear targets to minimize our environmental footprint and manage resources responsibly.

HUBBELL'S SUSTAINABILITY GOALS



EMISSIONS

30%

reduction in Scope 1 & 2 emissions by 2030[1]



WATER

25%

reduction in water usage by 2030[1]



WASTE

30%

reduction in hazardous waste by 2030[1]



Hubbell's Annual Sustainability Report

In 2026, we published our sixth annual sustainability report[2] (available at **www.hubbell.com**) which is aligned with leading sustainability frameworks. The publication of this report reflects our dedication to delivering transparent, credible, and actionable information to our stakeholders. We invite you to review the report to learn about our progress across our sustainability priority areas in 2025.

Hubbell's Products with Impact

Hubbell's Products with Impact help customers achieve both business and sustainability outcomes by supporting the transition to a more energy efficient, resilient, and lower-carbon future. Each solution in this portfolio supports at least one of the following key impact areas:

 **GRID HARDENING & MODERNIZATION**

 **RESOURCE EFFICIENCY**

 **RENEWABLE ENERGY**

 **ELECTRIFICATION**

[1] *Goals are compared to Hubbell's 2022 baseline of each applicable metric.*

[2] *The information within the 2026 Sustainability Report (available at www.hubbell.com), and any other information on the Company's sustainability webpage that Hubbell may refer to herein is not incorporated by reference into and does not form any part of this Proxy Statement. Any targets or goals discussed in our sustainability disclosures and within this Proxy Statement may be aspirational, and as such, no guarantees or promises are made that these goals will be met. Furthermore, statistics and metrics disclosed in this Proxy Statement, our sustainability reports, and Hubbell's sustainability webpage are estimates and may be based on assumptions. We are under no obligation to update such information.*

Director **Compensation**

The Board's independent compensation consultant reviews and benchmarks Director compensation with the NCGC every other year.

The NCGC annually reviews all forms of independent Director compensation paid to Directors. Biennially, the NCGC benchmarks Director compensation and recommends changes to the Board when appropriate, with the most recent review occurring in December 2025. The NCGC is supported in this benchmarking review by Exequity LLP ("Exequity"), an independent outside compensation consultant engaged by the NCGC, which provides compensation benchmarking and analysis. The NCGC targets Director compensation at the median of the same peer group used to evaluate the competitiveness of Hubbell's executive compensation levels. The NCGC also reviews Director compensation in relation to general industry companies similar to Hubbell in terms of revenue size as a secondary reference.

Elements of Compensation

In December 2025, following its biennial review, the Board of Directors, upon the recommendation of the NCGC and further supported by Exequity, decided to maintain the value of total Director compensation as reflected in the table below until the 2026 Annual Meeting of Shareholders and then increase the Director compensation amounts as set forth more fully below. The Board's decision to increase Director compensation amounts was based on the NCGC's recommendation after its review of the compensation benchmarking work presented by Exequity and is intended to ensure that the Board can continue to attract and retain talented Directors for future Board refreshment purposes.

Annual Compensation for 2025

Compensation Component	Cash Payment or Value of Equity	
Board Service		
Annual Board Retainer[1][2]	$100,000	
Annual Restricted Share Grant[3]	$160,000	
Lead Director Retainer[4]	$30,000	
Committee Service		
Committee Annual Retainer[2]	**Chair[5]**	**Member**
Audit Committee	$20,000	$10,000
Compensation Committee	$15,000	$7,000
Finance Committee	$13,000	$5,000
NCGC	$13,000	$5,000
Board/Committee Meeting Fees	None	
Discretionary Fee[6]	Upon NCGC recommendation and consent of the Chairman of the Board, fees may be paid for activities a Director performed outside the scope of normal Board and Committee service. No discretionary fees were paid in 2025.	

Board Service Annual Payments Cash/Equity

$100,000 Cash

$160,000 Equity

[1] *The amount of the Annual Board Retainer will be increased from $100,000 to $105,000, effective as of May 5, 2026 (the date of the 2026 Annual Meeting of Shareholders), such that the amount of Annual Board Retainer for calendar year 2026 will be approximately $103,300 for continuing Directors.*

[2] *Annual retainers are paid on a quarterly basis.*

[3] *The amount of the Annual Restricted Share Grant (the grant date value of Hubbell's common stock granted at an annual meeting of shareholders that vests on the date of the next annual meeting of shareholders if the Director is still serving (or earlier, upon death or a change in control)) shall be increased from $160,000 to $175,000, effective as of the grant to be made on May 5, 2026 (the date of the 2026 Annual Meeting of Shareholders).*

[4] *The amount of the Lead Director Retainer shall be increased from $30,000 to $35,000, effective as of May 5, 2026, such that the amount of the Lead Director Retainer for calendar year 2026 will be approximately $33,300, if the Lead Director is still serving at year end.*

(5) *The amount of the Committee Annual Retainers shall be increased by $5,000 for the Chair of each Committee (to $25,000 for the Audit Committee Chair; $20,000 for the Compensation Committee Chair; $18,000 for the Finance Committee Chair; and $18,000 for the NCGC Chair), effective as of May 5, 2026, such that the amount of the Committee Annual Retainers for calendar year 2026 will be approximately as follows for the Chair of each Committee: $23,300 for the Audit Committee Chair; $18,300 for the Compensation Committee Chair; $16,300 for the Finance Committee Chair; and $16,300 for the NCGC Chair, if each such Chair is still serving at year end.*

(6) *Activities may include customer visits, conference attendance or training meetings.*

Deferred Compensation Plan

The Company maintains a Deferred Compensation Plan for non-management Directors ("Deferred Plan for Directors") that enables Directors, at their election, to defer all or a portion of their annual cash Board and Committee retainers into a stock unit account, a cash account, or both.

- Each stock unit in a stock unit account is equivalent to one share of Hubbell's common stock. Dividend equivalents are paid on the stock units contained in a Director's account and converted into additional stock units. Upon distribution, all stock units are payable in shares of Hubbell common stock.

- A cash account is credited with interest at the prime rate in effect at the Company's principal commercial bank on the date immediately following each regularly scheduled quarterly Board meeting.

The Deferred Plan for Directors also enables the Directors, at their election, to defer all or a portion of their annual restricted share grant into a restricted stock unit account that credits a depositor with one restricted stock unit for each share of restricted stock deferred. Restricted stock units are subject to the same vesting terms as the underlying deferred stock and are payable in the form of one share of Hubbell common stock for each restricted stock unit. Dividend equivalents are paid on the restricted stock units contained in the account and converted into additional restricted stock units.

Generally, distributions under the Deferred Plan for Directors are paid only after termination of service and may be paid in a lump sum or in annual installments, at the Director's election. However, in the event of a change of control, all amounts credited to a Director's account will be paid in a lump sum, with amounts credited as stock units immediately converted into a right to receive cash.

Charitable Match

Hubbell provides the Directors and all U.S. employees with a matching program for contributions to qualifying charitable organizations and educational institutions. The Hubbell Foundation matches eligible cash donations to qualifying charitable organizations and educational institutions in a calendar year up to (i) $25,000 in the aggregate in cash donations and (ii) such other cash amounts, as applicable, matched in connection with The Hubbell Foundation's Dollars for Doers matching volunteer hours program - wherein The Hubbell Foundation makes charitable donations based on certain documented volunteer hours served. Hubbell believes strongly in the positive impact that volunteerism and charitable contributions can have on local communities and the larger world.

Director Compensation Table

The following table shows the compensation paid by the Company to non-management Directors for service on the Board of Directors during fiscal year 2025. Mr. Bakker received no compensation for his service as a Director beyond that described in the Executive Compensation section on page 57.

Name	Fees Earned or Paid in Cash[2] ($)	Stock Awards[3] ($)	All Other Compensation[4] ($)	Total ($)
EDWARD H. BAINE[1]	38,043	159,818	—	197,861
CARLOS M. CARDOSO	120,000	159,861	25,000	304,861
DEBRA L. DIAL	115,000	159,861	25,000	299,861
ANTHONY J. GUZZI	147,000	159,861	23,000	329,861
RHETT A. HERNANDEZ	115,000	159,861	20,000	294,861
NEAL J. KEATING	120,000	159,861	32,610	312,471
BONNIE C. LIND	125,000	159,861	5,000	289,861
JOHN F. MALLOY	123,000	159,861	—	282,861
JENNIFER M. POLLINO	113,745	159,861	31,000	304,606
GARRICK J. ROCHOW	115,000	159,861	—	274,861

[1] Mr. Baine joined the Board effective August 29, 2025. Mr. Baine's cash retainer fees represent his partial year cash compensation; he received a full year annual restricted share grant.

[2] Includes the following amounts deferred and held under the Company's Deferred Plan for Directors: Mr. Guzzi - $147,000, Mr. Keating - $60,000, and Ms. Lind – $125,000.

[3] Amounts shown represent (a) the grant date fair value of 457 shares of restricted stock granted to each of Mr. Cardoso, Ms. Dial, Mr. Guzzi, Mr. Hernandez, Mr. Keating, Ms. Lind, Mr. Malloy, Ms. Pollino, and Mr. Rochow at the Company's May 6, 2025, Annual Meeting of Shareholders as computed in accordance with FASB ASC Topic 718, and (b) the grant date fair value of 366 shares of restricted stock granted to Mr. Baine on August 29, 2025 as computed in accordance with FASB ASC Topic 718. For a discussion of the assumptions made in the valuation reflected in these columns, see Note 17 to the Notes to Consolidated Financial Statements for 2025 contained in the Company's Form 10-K filed with the SEC on February 12, 2026. These shares will vest as of the date of the 2026 Annual Meeting of Shareholders if the Director is still serving at that time (or earlier, upon death or a change in control). Ms. Dial, Mr. Guzzi, Mr. Keating, and Ms. Lind each elected to defer their entire 2025 annual restricted stock grant pursuant to the terms of the Deferred Plan for Directors. See the below table for the aggregate number of stock awards held by each Director as of December 31, 2025.

[4] All amounts shown relate to matching contributions to an eligible institution under The Hubbell Foundation's Matching Gifts Program, and the limited personal use of the Company aircraft by Mr. Keating.

As of December 31, 2025, the following table shows the balance in each non-management Director's stock unit account and restricted stock unit account, if any, under the Deferred Plan for Directors. Each stock unit and restricted stock unit shown below represents the right to receive one share of Hubbell common stock. See the "Deferred Compensation Plan" section on page 33 for additional information:

Name	Aggregate No. of Stock Units Held at Year End (#)	Aggregate No. of Restricted Stock Units Held at Year End (#)
EDWARD H. BAINE[1]	—	—
CARLOS M. CARDOSO	2,406	7,986
DEBRA L. DIAL	—	880
ANTHONY J. GUZZI	33,295	15,212
RHETT A. HERNANDEZ	—	—
NEAL J. KEATING	7,795	15,212
BONNIE C. LIND	2,752	5,365
JOHN F. MALLOY	1,812	1,861
JENNIFER M. POLLINO	—	—
GARRICK J. ROCHOW	—	—

[1] Mr. Baine joined the Board effective August 29, 2025.

Proposal 2

Advisory Vote to Approve Named Executive Officer Compensation

Consistent with the preference expressed by our shareholders at the 2023 Annual Meeting, we offer our shareholders the opportunity to vote on the compensation of our NEOs every year.

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act and Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are requesting shareholder approval, on an advisory (non-binding) basis, of the compensation of our NEOs as presented in this Proxy Statement in the Compensation Discussion and Analysis section beginning on page 36 and the compensation tables and accompanying narrative disclosure in the Executive Compensation section beginning on page 57.

Accordingly, we will present the following resolution for a vote at the Annual Meeting:

"**RESOLVED**, that shareholders of Hubbell Incorporated (the "Company") approve, on an advisory basis, the compensation of the Company's Named Executive Officers as described in the Compensation Discussion and Analysis and disclosed in the 2025 Summary Compensation Table and related compensation tables and narrative disclosure as set forth in the Company's 2026 Proxy Statement."

As described more fully in the Compensation Discussion and Analysis section, our executive compensation program was designed to attract and retain highly talented executives, deliver compensation that is competitive and fair compared to relevant benchmarks, reward strong performance, and motivate executives to maximize long-term shareholder returns. To achieve our objectives, we have adopted and maintain sound compensation governance practices and a strong pay for performance philosophy. Notably, the greatest portion of our executives' total direct compensation is variable and linked to performance on both a short-term and long-term basis.

As an advisory vote, the outcome of this proposal is not binding upon the Company. However, our Compensation Committee and our Board value the opinions of our shareholders and will consider the outcome of this vote when making future compensation decisions for our NEOs.

The affirmative vote of a majority of the votes cast by the holders of the outstanding shares of Hubbell common stock is required to approve, on an advisory, non-binding basis, the compensation of our NEOs. In other words, the number of votes cast "FOR" the proposal must exceed the number of votes cast "AGAINST" the proposal. Abstentions and broker non-votes will not affect the voting results. Broker discretionary voting is not allowed. If your shares are held by a broker, you must instruct the broker how to vote or your shares will not be voted with respect to Proposal 2.

 **The Board unanimously recommends a vote for the approval by advisory vote of the compensation of our Named Executive Officers.**

Compensation Discussion and Analysis **(CD&A)**

CD&A Table of Contents

Executive Summary

Our Named Executive Officers

Our business benefits from a strong leadership team with deep experience from both within and outside of our industry.

This Compensation Discussion and Analysis ("CD&A") section describes the material elements of the compensation program for the following individuals, who were our Named Executive Officers, or NEOs, for 2025:

Name	Position
MR. GERBEN W. BAKKER	Chairman, President and Chief Executive Officer
MR. WILLIAM R. SPERRY	Executive Vice President, Former Chief Financial Officer[1]
MR. MARK E. MIKES	President, Electrical Solutions Segment
MR. GREGORY A. GUMBS	President, Utility Solutions Segment
MS. KATHERINE A. LANE	Executive Vice President, General Counsel and Secretary

[1] *Mr. Sperry held the position of Executive Vice President, Chief Financial Officer until December 31, 2025.*

 ### Chief Financial Officer Succession

 **William R. Sperry**

 **Joseph A. Capozzoli**

On September 10, 2025, Hubbell announced the retirement of William R. Sperry from his role as Chief Financial Officer of Hubbell effective December 31, 2025, after 17 years of distinguished service to the Company, including 14 years as Chief Financial Officer. Joseph A. Capozzoli, the Vice President, Finance of Hubbell's Electrical Solutions segment was appointed to succeed Mr. Sperry as Senior Vice President, Chief Financial Officer, effective on January 1, 2026. Mr. Capozzoli joined Hubbell in 2013 as the Company's Vice President, Controller and served as Hubbell's Principal Accounting Officer until January 14, 2021. Mr. Capozzoli then served in various senior finance, strategy and operational roles prior to his HES segment finance role. Mr. Capozzoli's promotion to Chief Financial Officer reflects Hubbell's overall commitment to its talent development strategy and its focus on succession planning.

Engagement With Shareholders

Engaging with our shareholders helps inform our approach to our executive compensation program.

Hubbell engages with shareholders throughout the year on diverse topics such as financial performance, compensation and pay for performance, corporate governance, human capital, and corporate responsibility. In the second half of 2025, members of our senior management engaged in a targeted outreach with Hubbell's top twenty-five shareholders representing almost 60% of Hubbell's outstanding common stock. These conversations, which were led by a cross-functional group of Hubbell's senior leaders, helped inform the Compensation Committee's review of the executive compensation programs and confirmed shareholders' overall support of our compensation philosophy, design, programs and corporate governance practices.

See additional details on shareholder outreach and engagement on page 29.

Results of 2025 Advisory Vote on Executive Compensation

Hubbell's 2025 advisory Say on Pay vote on executive compensation resulted in approximately 90% of the votes cast in favor of the Company's executive compensation program. Hubbell's Say on Pay votes have averaged approximately 92% of shareholders support for the last 10 years. We believe these strong results indicate that our shareholders are generally supportive of our compensation program.

As reaffirmed by our shareholders at the 2023 Annual Shareholders Meeting, and consistent with the Board's recommendation, Hubbell will continue to submit a Say on Pay proposal for a non-binding vote on an annual basis.

2025 Business Performance Highlights

We measure our progress not only in terms of our financial accomplishments, but also by looking at whether we served the best interests of our shareholders, suppliers, customers, employees, and the communities in which we operate. Our financial accomplishments in 2025 included:



Net Sales
($ Billions)



Adjusted Diluted Earnings Per Share[1]



Free Cash Flow[1]
($ Millions)

[1] *Adjusted diluted earnings per share and free cash flow are non-GAAP financial measures. A reconciliation to the comparable GAAP financial measures can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 12, 2026.*



We executed a disciplined plan of capital deployment.

Capital Deployment
($ Millions)

$287 million
Dividends

$225 million
Share Repurchases

$155 million
Capital Expenditures

$958 million
Acquisitions

■ Return to Shareholders ■ Investment in the Company

✓ Deployed $958 million for **acquisitions.**

✓ Invested $155 million in **high return capital expenditures.**

✓ Deployed $225 million in **share repurchases.**

✓ Announced an 8% **dividend increase.**

Compensation Summary

The Compensation Committee, in consultation with Exequity, the Board's independent compensation consultant, reviews the objectives and components of Hubbell's executive compensation program and reviewed and approved the 2025 compensation earned by our NEOs.

We believe the elements of our compensation program continue to drive our overall pay for performance philosophy and alignment with our shareholders, and encourage continued execution on Hubbell's strategic initiatives. The compensation program includes both short-term and long-term incentives for all NEOs.

Short-Term Incentive Metrics and Weighting

All employees eligible to participate in our Short-Term Incentive program, including our NEOs, can earn an annual bonus based 80% on financial results, with the remaining 20% tied to initiatives aligned to our annual and multi-year strategy. This allows the Compensation Committee to further prioritize and appropriately reward performance on critical non-financial metrics.



80% Financial Metrics	20% Individual/Strategic
65% Adjusted Earnings Per Share[1] or Operating Profit	35% Free Cash Flow[1] or Operating Cash Flow

> ❯ **See additional details on Short-Term Incentives on pages 45-49.**

[1] *Adjusted earnings per share and free cash flow are non-GAAP financial measures. A reconciliation to the comparable GAAP financial measures can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 12, 2026.*

Long-Term Incentive Metrics and Weighting

The overall design of our Long-Term Incentive program focuses our NEOs on our strategic priorities of profitable growth balanced with operational effectiveness, while ensuring alignment with shareholder interests. To that end, 75% of the Long-Term Incentive Award is performance-oriented and the remaining 25% is retention-oriented. The performance share grant has three equally-weighted financial performance metrics and constitutes 50% of the overall equity award. Stock appreciation rights, weighted at 25% of the long-term incentive value, are tied to the appreciation of our stock price, ensuring alignment with shareholders.


Weightings
25%
Restricted Shares
25%
Stock Appreciation Rights
75%
Performance
Based
50%
Performance Shares
Performance Share Design
1/3 Relative TSR
1/3 Relative Sales Growth
1/3 Adjusted Operating Profit Margin[(1)]

See additional details on Long-Term Incentives on pages 49-53.

[(1)] *Adjusted operating profit margin is a non-GAAP financial measure. A reconciliation to the comparable GAAP financial measure can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 12, 2026.*

CEO Pay vs. Realized Pay vs. Company Performance

The Summary Compensation Table on page 57 discloses annual compensation for our NEOs in accordance with SEC regulations. These regulations require the Long-Term Incentive awards to be presented at their grant date value. While grant-date pay can be a helpful measure for comparing target pay across companies, it may not reflect the actual value ultimately delivered to the NEOs based on Company performance.

In order to better assess the relationship between pay and performance, the Compensation Committee reviews the NEOs' realized compensation and performance on both an absolute basis and on a relative basis in comparison to our peer group. The following table explains the pay shown in the Summary Compensation Table and realized compensation and how they differ.

Pay Summary	Description
Summary Compensation Table (SCT)	***SEC mandated disclosure*** Compensation awarded in the reporting year, as well as value estimates for other types of compensation. Amounts shown for base salary, bonuses, and cash incentives are the amounts earned in the year indicated. Amounts shown for Long-Term Incentive awards reflect the grant-date fair value of restricted shares, stock appreciation rights, and performance shares granted in the year indicated.
Realized Compensation	***Used to measure impact of performance on pay*** Compensation earned during the reporting year, including the actual results of performance-based Long-Term Incentive compensation, plus compensation awarded prior to the reporting year that remains dependent on Company performance. Amounts included for base salary, bonuses, and cash incentives are the amounts earned in the year indicated (consistent with the SCT). Amounts included for Long-Term Incentive awards reflect the actual value of restricted shares that vested during the period and performance awards paid out during the period (if any), the value of stock appreciation rights exercised during the period, and changes in the value of unvested restricted shares and stock appreciation rights based on changes in our stock price during the period.

Our CEO's pay is aligned with Hubbell's performance.

The graph below identifies for Hubbell and for our Peer Group (as described on pages 44-45) the relationship between CEO pay rank and relative return to shareholders for 2025. Each black dot represents a company in the Peer Group. The blue dot marked "Hubbell (2025)" reflects our CEO's 2025 realized compensation and our Total Shareholder Return (TSR) performance. The shaded area marks the range that characterizes ideal pay-for-performance alignment. Peer company estimated compensation reflects 2024 compensation as reported, including 2025 stock price performance and corresponding 2025 TSR performance. This graphic illustrates that our CEO's compensation is aligned with the Company's TSR performance, and therefore with our shareholders' experience as well.

1-YEAR CEO REALIZED COMPENSATION PERCENTILE VS. TOTAL SHAREHOLDER RETURN PERCENTILE



Our Compensation Program

Executive Compensation Objectives

Our compensation decisions for 2025 were directly influenced by our operating results, peer benchmarking, and our shareholder outreach. We use the following objectives to guide our decisions:

PAY FOR PERFORMANCE	Align interests of executives with those of our shareholders by linking executive pay to Company performance.
ATTRACT, RETAIN, AND MOTIVATE	Incentivize high-quality executive talent essential to our immediate and long-term success.
DELIVER COMPETITIVE AND FAIR COMPENSATION	Target compensation for our executives to align with relevant external benchmarks, considering their role, responsibilities, tenure, and Company and individual performance.

Compensation Governance Snapshot

The following are highlights of our compensation practices and decisions that exemplify our commitment to sound compensation governance and shareholders' interests.

✓ What We Do	✗ What We Don't Do
Pay for Performance. We closely align pay and performance by placing a significant portion of total direct compensation at risk.	**No Guaranteed Annual Salary Increases or Bonuses.** Annual salary increases are based on evaluations of individual performance and the competitive market. Bonus payouts, if any, are based on financial and individual performance against specific targets.
Independent Compensation Consultant. The Compensation Committee retains an independent compensation consultant to review and advise on executive compensation matters.	**No Consultant Conflicts.** The independent compensation consultant cannot provide any other services to Hubbell without the Compensation Committee's prior approval.
Robust Performance Goals. We establish clear, measurable goals and hold executives accountable for achieving defined targets to earn a payout under our incentive plans. Performance goals are aligned with key operating priorities designed to drive long-term shareholder value.	**No Hedging or Pledging.** We prohibit our executives, including our NEOs, from hedging or engaging in derivatives trading with respect to Hubbell common stock and from pledging Hubbell stock as collateral for a loan.
Annual Benchmarking. We review peer and market practice, as well as pay levels, on an annual basis.	**No Excessive Perks.** We provide limited perquisites to our NEOs: financial and tax planning reimbursements, limited use of the corporate aircraft, and a charitable matching gift program available to all U.S. employees. Any perquisites are subject to Board oversight.
Shareholder Engagement. We conduct formal outreach with our investors to discuss our compensation programs, human capital, corporate governance matters and other key topics.	**No Tax Gross-Ups.** We do not provide tax gross-ups for severance, excise tax, or other benefits provided to our executives (including the NEOs).
Strong Governance. We maintain a compensation recoupment (clawback) policy that complies with SEC rules and NYSE listing standards, and our Short-Term Incentive plans include the option for negative (but not upward) discretion by the Compensation Committee regarding award amounts paid.	**No Excessive Supplemental Retirement Plans.** We froze our supplemental executive retirement plan and only provide new benefits under qualified retirement plans that are made available generally to employees and under non-qualified defined contribution plans that are made available to certain executives.
Stock Ownership. We require senior executives, including our NEOs, to maintain significant ownership of Hubbell common stock. Our CEO has an ownership requirement of 5 times his base salary, which he currently exceeds.	**No Repricing or Cash Buyouts.** We prohibit the repricing or buyout of options and SARs without shareholder approval.
Risk Assessment. We conduct an annual compensation risk assessment to ensure our compensation program discourages excessive risk taking.	**No Employment Agreement with CEO or NEOs.** We do not have employment agreements with any of our NEOs, including our CEO, Mr. Bakker, and our new CFO, Mr. Capozzoli.
	No Single Trigger on Change in Control Benefits. Change in control benefits are provided only if there is both a change in control and a qualifying termination.

Elements of Compensation

The majority of the NEOs' pay is at risk, subject to Hubbell's performance.

The below chart represents the compensation mix for all of our NEOs as of December 31, 2025.



CEO
| 11% | 15% | 74% |

> Hubbell

OTHER NEOs
| 26% | 21% | 53% |

■ Base Salary ■ Annual Cash Incentive Target ■ Long-Term Equity Incentive Target

Our pay for performance compensation philosophy is intended to reward our executives for their contributions toward achieving Hubbell's goals and implementing our business strategy. In addition, compensation packages for our executives consist of fixed and variable elements that deliver competitive compensation that enhances the Company's ability to attract and retain high quality management talent. Our compensation objectives and business strategy drive how our Compensation Committee designs the elements of our compensation program, as outlined in the following table.

2025 Compensation	What?	When?	How?	Link to Strategy and Performance
Base Salary	Fixed Cash	Annual	Reviewed annually for potential adjustment based on factors such as market competitiveness, individual performance, and scope of responsibility.	Competitive fixed cash compensation that attracts high caliber executives to lead our Company.
Short-Term Incentive	Variable Cash	Annual	Based on performance against Company financial goals, and where applicable, business segment financial objectives as well as individual performance against the Company's strategic objectives.	Designed to motivate our executives to attain short-term performance goals that are linked to our long-term financial and strategic performance objectives.
Long-Term Incentive: 50% Performance Shares	Variable Equity	3-year performance period	Provides a balance between internal and external performance. Performance metrics: relative sales growth, adjusted operating profit margin, and relative total shareholder return.	Motivates executives to achieve the Company's critical long-term financial goals and outperform our peers, and aligns executives' and shareholders' interests in share price appreciation.
25% Stock Appreciation Rights (SARs)	Variable Equity	3-year ratable vesting	Delivers value to participant based on the appreciation in our stock price between the date of grant and the date of exercise.	Aligns executives' and shareholders' interests in share price appreciation.
25% Restricted Shares	Variable Equity	3-year cliff vesting	Provides value to executives for their commitment to the Company. Represents a grant of shares of Hubbell common stock that vests after a three-year period.	Promotes the retention of key executives, and aligns executives' and shareholders' interests in share price appreciation.

How We Make Compensation Decisions

Roles for Designing and Delivering Compensation

Hubbell has a clearly defined process and roles for making decisions about executive compensation.

Role	Process
Compensation Committee	Oversees compensation programs and has ultimate responsibility.
Independent Compensation Consultant	Provides market data, insight, and support and advice to the Compensation Committee.
CEO and Management	Provide data and limited input to the Compensation Committee.
Shareholders	Feedback drives our compensation program design.

Role of the Compensation Committee and the Independent Compensation Consultant

The Compensation Committee determines the Company's compensation philosophy and approves each element of executive compensation. The Compensation Committee relies on advice and data provided by Exequity, an independent compensation consultant engaged by the Compensation Committee. Exequity does not advise management and receives no compensation from Hubbell for services other than those provided to the Compensation Committee and the NCGC (for which it provides guidance on independent Director compensation, as described on page 32). Although the Compensation Committee considers recommendations made by the CEO with respect to executive compensation for executives other than himself, the Compensation Committee is solely responsible for making all executive compensation decisions.

The Compensation Committee discusses its compensation philosophy with Exequity and expects Exequity to present options for award practices and to provide context for any proposals, but otherwise does not impose any specific limitations or constraints on or direct the manner in which Exequity performs its advisory services. As advisor to the Compensation Committee, Exequity reviews the compensation strategy and pay levels for the NEOs, examines all aspects of the Company's executive compensation programs to ensure they support our business strategy and objectives, informs the Compensation Committee of developing regulatory considerations and trends affecting executive compensation and benefit programs, and provides general advice with respect to all compensation decisions pertaining to the CEO and to all officer compensation recommendations submitted by management.

The Compensation Committee assesses the independence of Exequity annually and has concluded that no conflict of interest currently exists or existed in 2025 that would prevent Exequity from providing independent advice to the Compensation Committee. In making this determination, the Compensation Committee considered, among other things, the following factors: (1) Exequity did not provide any non-compensation-related services to (and did not receive any fees for any non-compensation-related services from) Hubbell; (2) the engagement complied with Exequity's internal conflict of interest policies; (3) there are no other business or personal relationships between Company management or members of the Compensation Committee and any representatives of Exequity who provide services to the Company; and (4) neither Exequity nor any representatives of Exequity who provide services to the Company own any Hubbell securities.

Process and Timeline for Designing and Delivering Compensation

The Compensation Committee follows a comprehensive process to determine compensation values and benchmark program design.

Over the course of its four planned meetings each year, Hubbell's Compensation Committee thoroughly reviews compensation design and amounts for our NEOs. In addition to the meetings described below, the Compensation Committee may schedule additional meetings throughout the year. The timeline below sets forth a subset of certain of the topics the Compensation Committee considers in consultation with Exequity.

FEBRUARY	• Approve base pay changes, Short-Term Incentive payouts and Long-Term Incentive grant values. • Approve performance goals, plan designs, and targets for the LTI and STI programs. • Finalize applicable performance share payouts for the three-year performance period that ended the prior year. • Review tally sheets[1] for all NEOs and officers of the Company.
MAY	• Review pay for performance and realized compensation analysis for the prior year and three-year period. • Review the composition of the Peer Group. • Conduct a risk assessment.
SEPTEMBER	• Review executive compensation benchmarking against the Peer Group and the general market. • Review executive compensation program design trends and regulatory matters. • Review/discuss any program design changes for the upcoming year. • Review projections for Short-Term Incentives and Long-Term Incentive performance grants.
DECEMBER	• Conduct initial review of individual executive compensation changes for the upcoming year. • Continue to review/discuss any program design changes for the upcoming year. • Continue to review targets and projections for Short-Term Incentives and Long-Term Incentive performance grants. • Review stock ownership of Directors and officers.

[1] *Tally sheets identify and value each element of compensation, including base salary, Short-Term and Long-Term Incentive awards, pension benefits, deferred compensation, perquisites, and potential change in control and severance benefits and provide an aggregate sum for each NEO and officer.*

Compensation Peer Group

The Compensation Committee assesses each element of executive compensation against the median compensation levels paid to executives in comparable positions in similar industries. The Compensation Committee reviewed 2024 benchmark data from two sources, the Peer Group and general industry survey data to help inform 2025 target compensation.

The Peer Group used to determine pay levels for 2025 was constructed based on three primary criteria:



Industry Affiliation	**Similar Size**	**Competitors for Talent**
Companies within the Electrical Components and Equipment, Building Products, and Industrial Machinery industries.	Companies with revenues ranging from 0.5x to 3.0x Hubbell's revenues. Hubbell's revenues approximate the median of the Peer Group.	Companies that are relevant as sources and destinations of talent in critical sales, engineering, and other functional talent areas that drive our business.

 Changes to the Compensation Peer Group

The Compensation Committee reviews the Peer Group annually and in 2024 decided to revise the Peer Group for 2025 by removing AGCO Corporation, Crane Company, Curtis-Wright Corporation, and Woodward, Inc. from the Peer Group due to limited comparability to Hubbell in terms of business fit and size. The Compensation Committee then approved adding two new companies: Emerson Electric Co. and Illinois Tool Works Inc. to the Peer Group for 2025, with each company identified as being comparable to Hubbell based on criteria considered and to further ensure that Hubbell continues to approximate the Peer Group median in terms of revenue size.

Acuity Brands, Inc.	EnerSys	Ingersoll Rand Inc.	Rockwell Automation, Inc.
AMETEK, Inc.	Fortive Corporation	ITT Inc.	Sensata Technologies Holding plc
Carlisle Companies Incorporated	Fortune Brands Innovations, Inc.	Lennox International Inc.	Snap-on Incorporated
Donaldson Company, Inc.	IDEX Corporation	Lincoln Electric Holdings, Inc.	Vertiv Holdings Co.
Dover Corporation	Illinois Tool Works Inc.	Regal Rexnord Corporation	Xylem, Inc.
Emerson Electric Co.			

2025 Compensation Results

The Committee targets the 50th percentile of the Peer Group data for each compensation element.

Base Salary

Base salary is the principal fixed component of total direct compensation paid to the NEOs. Salaries are determined by reference to prevailing market pay rates, scope of job responsibility, and performance considerations. Annually, in February of each year, the Compensation Committee reviews and approves increases as appropriate for the NEOs to ensure their base salaries remain within range of market-representative pay levels. In February 2025, the Compensation Committee approved certain market and performance-based increases to the base salaries of the NEOs.

Short-Term Incentive Compensation

Hubbell's Short-Term Incentive program emphasizes our most critical annual financial metrics using performance goals established at the beginning of the year.

Hubbell's Short-Term Incentive ("STI") program is similar to executive STI award plans that are common at other manufacturing companies. Maintaining an STI program that typifies those used elsewhere makes the Company's program competitive and helps us attract and retain high quality executive talent. STI awards are only paid to the extent the Company achieves the performance goals established by the Compensation Committee at the beginning of each year, and can range from 0% to 200% of an NEO's STI target. The predetermined performance goals are intended to be challenging and consistent with the Compensation Committee's view of strong business performance. The Compensation Committee may use its discretion to reduce (but not increase) the actual amount of the STI awards paid. Payouts are delivered in cash, subject to applicable tax withholding.

Annual Short-term Incentive Targets

STI targets for the NEOs, which are expressed as a percentage of base salary, are intended to approximate the median of the market for comparable positions. If targets are changed during the course of the year (e.g., due to a mid-year promotion), the full year target is pro-rated to reflect pre- and post-change periods. The 2025 target awards for the NEOs as approved by the Compensation Committee are shown below.

NEO	2025 STI Target%
GERBEN W. BAKKER	130%
WILLIAM R. SPERRY	100%
MARK E. MIKES	75%
GREGORY A. GUMBS	75%
KATHERINE A. LANE	75%

STI DESIGN

Hubbell's 2025 STI program for our NEOs is designed to drive performance on our most critical short-term objectives.


80%
Financial Metrics
20%
Individual/Strategic
65%
Adjusted Earnings Per Share(1)
or Operating Profit
35%
Free Cash Flow(1) or
Operating Cash Flow

STI METRICS

The following table outlines the metrics utilized in Hubbell's 2025 STI program. As shown under "STI Calculations," the applicable performance metrics and weights vary based on whether an NEO leads a business segment or holds an enterprise-wide role.

Metric	Level Measured	How is it calculated?	Why is it included in the STI Program?
Adjusted Earnings Per Share (EPS)[1]	**Enterprise**	Adjusted net income[1] divided by outstanding shares of common stock.	Affects TSR most directly and is the most critical measure of growth.
Free Cash Flow (FCF)[1]	**Enterprise**	Cash flow from operations less capital expenditures.	Demonstrates management's ability to generate cash for the business for ongoing operations and future investments.
Operating Profit (OP)	**Business segment**	Segment-level net sales less cost of goods sold and selling and administrative expenses.	The most comprehensive measure of business segment performance; represents the direct impact of the segment leader on the business.
Operating Cash Flow (OCF)	**Business segment**	Net cash from operating activities.	Demonstrates the segment leaders' ability to manage ongoing operations in a positive manner, generating cash for the enterprise.
Strategic Objectives	**Individual**	The Compensation Committee's evaluation of the CEO's and other NEOs' impact on Hubbell's strategic objectives (including CEO input regarding the other NEOs).	Strategic objectives prioritize the most critical short-term and long-term actions that will position the business to deliver shareholder value.

Targets for these performance metrics are approved by the Compensation Committee in February of each year.

(1) *Adjusted earnings per share, adjusted net income, and free cash flow are non-GAAP financial measures. A reconciliation to the comparable GAAP financial measures can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 12, 2026.*

STI Calculations

As shown below, the NEOs' STI awards are calculated differently depending on their respective roles at Hubbell.

Step 1 - Determine the STI Target



BASE SALARY × TARGET % = STI TARGET $

Step 2 - Multiply the STI Target by STI Payout
Mr. Bakker, Mr. Sperry, and Ms. Lane

STI TARGET $ × [ENTERPRISE FINANCIAL RESULT (80% WEIGHT) + STRATEGIC OBJECTIVES (20% WEIGHT)] = STI PAYOUT

Mr. Mikes and Mr. Gumbs

STI TARGET $ × [ENTERPRISE FINANCIAL RESULTS (40% WEIGHT) + SEGMENT LEVEL RESULTS (40% WEIGHT) + STRATEGIC OBJECTIVES (20% WEIGHT)] = STI PAYOUT

Strategic Objective Measures

20% of each NEO's 2025 STI award is based on the attainment of Hubbell's strategic objectives. Strategic objectives are set at the beginning of each year in the categories listed below, which represent the core pillars of Hubbell's multi-year strategy. At the end of the annual performance period, the Compensation Committee, with input from the CEO and senior management, evaluates Hubbell's performance on these objectives and assigns a payout factor for each NEO's overall STI payout. Payout factors can range from 0-200%.



Serve Our Customers
We strive to exceed customer expectations by providing exceptional service and implementing processes that make it easy to do business with us.

Grow The Enterprise
We continue to grow our organization, both through developing innovative new products and by acquiring complementary businesses.

Operate With Discipline
We implement industry-leading processes to ensure a productive, safe, and compliant organization, and maximize our footprint for operational efficiency.

Develop Our People
We recruit, hire, and develop talent that meets and anticipates the ever-changing needs of our enterprise.

2025 Performance Results and Payout

Enterprise-Level Measures

For 2025, adjusted earnings per share(1) was $18.21, which was then adjusted for predetermined discrete items not considered in assessing the performance versus target, including unspent but planned restructuring and related expenses and one-time impacts to the financials from changing the basis of inventory accounting from LIFO to FIFO, an unplanned tax benefit, and changes in foreign currency exchange rates. These adjustments reduced the overall payout.

(1) *Adjusted earnings per share is a non-GAAP financial measure. A reconciliation to the comparable GAAP financial measure can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 12, 2026.*

The table below shows the enterprise targets and financial payout for 2025 as reviewed and approved by the Compensation Committee.

Metric	Target	Performance vs. Target	Payout %
Adjusted Earnings Per Share[1]	$17.65	96%	79%
Free Cash Flow[1]	$855M	97%	93%
Blended Payout for Enterprise Level Financial Metrics			**84%**

[1] *Adjusted earnings per share and free cash flow are non-GAAP financial measures. A reconciliation to the comparable GAAP financial measures can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 12, 2026.*

Segment-Level Measures

Mr. Mikes leads the Electrical Solutions segment. A portion of his STI was based on the Operating Profit and Operating Cash Flow performance of that business segment.

Electrical Solutions Segment

Metric	Target	Performance vs. Target	Payout %
Operating Profit	108% (% vs. PY)	97%	90%
Operating Cash Flow	102% (% of OP)	98%	96%
Blended Payout for Segment Level Financial Metrics			**92%**

Mr. Gumbs leads the Utility Solutions segment. A portion of his STI was based on the Operating Profit and Operating Cash Flow performance of that business segment.

Utility Solutions Segment

Metric	Target	Performance vs. Target	Payout %
Operating Profit	105% (% vs. PY)	93%	77%
Operating Cash Flow	102% (% of OP)	95%	87%
Blended Payout for Segment Level Financial Metrics			**81%**

Strategic Objective Measures

At the end of the annual performance period, Hubbell's performance on the strategic objectives for 2025 was evaluated to determine the payout percentage for this portion of the NEO's Short-Term Incentive awards. Over the course of 2025, the Company made progress against all the strategic objectives as outlined below.

Strategic Objective	Achievements
Serve our Customers	- Improved customer satisfaction and customer responsiveness scores. - Expanded the sales pipeline and increased overall channel conversions. - Provided frequent and clear guidance to customers regarding tariff and trade policy matters.
Grow the Enterprise	- Closed on 3 acquisitions (Ventev, Nicor and DMC Power) and 1 disposition (Metron). - Continued to grow key end market verticals and increased focus on organic growth.
Operate with Discipline	- Safety metrics outperformed goals; continued focus on safety across the enterprise. - Outperformed productivity goals; continued to drive procurement, SIOP (sales, inventory and operations planning) and footprint optimization.
Develop our People	- Continued focus on location metrics that include tailored training, engagement, retention and development plans. - Ongoing focus on employee development and succession planning exemplified by the successful transition of the long-time Chief Financial Officer (William R. Sperry) and the appointment of his successor (Joseph A. Capozzoli) effective January 1, 2026.

The achievements in each of the four strategic pillars were assessed on a scale of 0 - 200%. The four ratings were then averaged with equal weighting to determine a final payout percentage. Based on the strong performance outlined above, the weighted average across all four objectives for 2025 resulted in a 110% payout for this strategic component.

In addition to leadership on the enterprise-wide objectives as described above, factors considered by the Board and the Compensation Committee in evaluating the CEO's strategic performance include objectives targeted to Hubbell's vision to be a valued investment and an exceptional customer partner. In considering Mr. Bakker's performance in such areas, and in light of the overall assessment of the enterprise as described above, the Compensation Committee approved a 110% payout for Mr. Bakker for the strategic portion of his STI award.

Short-Term Incentive Payouts

The following table shows the STI award earned by each of the NEOs. These amounts also appear in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table on page 57.

| | Performance Measures/Results | | | | | | | |
	Adjusted Earnings Per Share[1] and Free Cash Flow[1] (Enterprise Level)	Operating Profit and Operating Cash Flow (Segment Level)	Strategic Objectives (Individual)	Total Composite Payout	×	STI Target ($)	=	STI Award ($)
GERBEN W. BAKKER	84%	—	110%	89%		1,495,000		1,330,600
WILLIAM R. SPERRY	84%	—	110%	89%		750,000		667,500
MARK E. MIKES	84%	92%	110%	93%		476,250		442,900
GREGORY A. GUMBS	84%	81%	110%	88%		483,750		425,700
KATHERINE A. LANE	84%	—	110%	89%		431,250		383,800

[1] Adjusted earnings per share and free cash flow are non-GAAP financial measures. A reconciliation to the comparable GAAP financial measures can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 12, 2026.

Long-Term Incentive Compensation

Hubbell maintains a Long-Term Incentive ("LTI") plan that gives our senior leaders the opportunity to earn rewards in the form of Hubbell common stock pursuant to the Company's Incentive Award Plan (the "Equity Plan"). The Equity Plan is designed to:

- Promote growth in the Company's share price by rewarding actions that enhance enterprise value.
- Ensure long-term rewards are appropriately aligned with performance outcomes.
- Encourage leadership to accumulate equity ownership, strengthening alignment with shareholders.
- Motivate, retain, and reward the NEOs.



> **Design**

75% Performance Based

| 50% Performance Shares | 25% SARs | 25% Restricted Shares |

PERFORMANCE SHARES AND RESTRICTED SHARES ARE 3-YEAR CLIFF VESTING, SARS ARE 3-YEAR RATABLE VESTING

We believe the design of our LTI program creates a long-term performance-based orientation and encourages executives to remain with the Company.

The value of LTI awards granted to our executives each year is based on several factors, including external benchmarking, the Company's short- and long-term financial performance, the value of awards granted in prior years, succession considerations, and individual performance.

NEW On May 6, 2025, over 94% of Hubbell's shareholders approved the Company's adoption of the Hubbell Incorporated Incentive Award Plan.

Our LTI program includes financial metrics that align with our business strategy.

Performance Share Awards

Our performance share program has evolved in response to our shareholders' feedback to ensure alignment with our business strategy, with consistent metrics since 2022. The following table outlines the outstanding performance awards granted to our NEOs.

Grant Date	Performance Period	Program Metrics	Status	See Pages
Feb. 2025	2025 – 2027	Relative Sales Growth, Adjusted Operating Profit Margin[1], Relative Total Shareholder Return	Pending end of performance period	50-51
Feb. 2024	2024 – 2026			
Feb. 2023	2023 – 2025		Performance period complete	50-52

[1] *Adjusted operating profit margin is a non-GAAP financial measure. A reconciliation to the comparable GAAP financial measure can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 12, 2026.*

In all cases, the actual number of performance shares earned by an NEO will be determined at the end of the three-year period based on Company performance as measured by the performance metrics and targets set at the time of the grant, all of which are described in the following pages.

Performance Share Award Index

For all relative measures in the performance share awards, Hubbell uses the S&P Capital Goods 900 Index, which is a compilation of the S&P 400 and the S&P 500 Capital Goods indices and not a published index. The Compensation Committee chose this index as it is a more direct comparison to Hubbell's business and size than any other index.

Performance Share Grant Design

Performance share grants made in February 2025, 2024, and 2023 were based on three equally-weighted metrics: Relative Sales Growth, Adjusted Operating Profit Margin[1], and Relative Total Shareholder Return (TSR). The table below details the metrics and calculation methodology, and explains why each metric is important to the business.

Metric	Weight	How is it calculated?	Why is it included in the LTI Program?
Relative Sales Growth	34%	Hubbell's compounded annual growth rate as compared to the compounded annual growth rate for the companies that make up the S&P Capital Goods 900 Index.	Drives growth initiatives, including organic growth, new product development, innovation, and acquisition performance. Relative performance ensures that we are not only focused on internal growth but also focused on outpacing our peers.
Adjusted Operating Profit Margin[1]	33%	Adjusted operating income divided by net sales, as compared to a target set at the beginning of the three-year performance period.	Focuses NEOs on margin expansion and productivity while they execute operational objectives, including footprint optimization and manufacturing and procurement efficiency.
Relative TSR	33%	Total Shareholder Return (average of the last 20 trading days of the preceding performance period compared to the average of the last 20 trading days of the performance period, with dividends reinvested as shares), as compared to TSR for the companies that make up the S&P Capital Goods 900 Index.	Provides balance between internal and external performance and ensures alignment with shareholder value creation.

[1] *Adjusted operating profit margin is a non-GAAP financial measure. A reconciliation to the comparable GAAP financial measure can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 12, 2026.*

Performance Share Grant Targets

The table below sets out each metric at the enterprise level, the respective goals for the three-year performance period, and the payout percentage of performance shares that would be earned at each specified level of performance. The relative performance and resulting payout scale is designed to align executive compensation with meaningful levels of performance while ensuring appropriate rewards for achieving superior outcomes. This structure, which is reflective of market and peer group practices balances risk and reward for the Company and shareholders. Internally, we communicate to our executives the quartile performance of our peers and Hubbell for each metric and focus our executives on achieving top or 2nd quartile performance, while looking to avoid 3rd or 4th quartile performance.

RELATIVE SALES GROWTH AND RELATIVE TSR		
	Target[1]	Payout
Max	>75th percentile	200%
Target	50th percentile	100%
Threshold	25th percentile	50%
No Payout	<25th percentile	0%

ADJUSTED OPERATING PROFIT MARGIN[2]				
	2025-2027 Target[1]	2024-2026 Target[1]	2023-2025 Target[1]	Payout
Max	22.50%	22.75%	18.75%	200%
Target	21.00%	21.00%	17.00%	100%
Threshold	18.50%	19.25%	15.25%	50%
No Payout	<18.50%	<19.25%	<15.25%	0%

[1] If the Company's performance for any of the performance metrics falls between the percentages listed on the table, the percentage performance shares earned will be determined by linear interpolation.

[2] Adjusted operating profit margin is a non-GAAP financial measure. A reconciliation to the comparable GAAP financial measure can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 12, 2026.

Performance Share Grant Payout (2023 Grant)

The performance period for the LTI performance share grant made in February 2023 ended on December 31, 2025. The table below shows Hubbell's actual performance with respect to each metric and the associated payouts.

Metric	Weight	Target for 100% Payout	Actual Performance	Payout
Projected Relative Sales Growth[1]	34%	50th percentile	62nd percentile	147%
Adjusted Operating Profit Margin[2]	33%	17.0%	22.7%	200%
Relative TSR	33%	50th percentile	67th percentile	170%
				172%

[1] The calculation of the relative sales growth measure is dependent upon public availability of financial results from our peer companies. The Compensation Committee cannot determine the level of achievement of the performance criteria until a sufficient number of S&P Capital Goods 900 Index companies report their earnings for the year ended December 31, 2025. As a result, the actual payout results for the 2023-2025 performance share award grants based on Relative Sales Growth will not be determined until April 2026 and such payouts will not be approved by the Compensation Committee until after the filing of this Proxy Statement. The above projections reflect the results available as of March 23, 2026, including consensus estimates for sales growth for the Peer Group. Shareholders are cautioned that this information is preliminary, is subject to change based on the actual reported results of the S&P Capital Goods 900 Index companies and has not been finalized by the Compensation Committee.

[2] Adjusted operating profit margin is a non-GAAP financial measure. A reconciliation to the comparable GAAP financial measure can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 12, 2026.

Shares Received for the 2023 Grant

The table below shows the target shares awarded to the NEOs in February 2023 and the estimated number of shares they are expected to receive provided that the Compensation Committee approves payouts in May 2026 after reviewing published financial results for the S&P Capital Goods 900 Index companies.

NEO	Target Shares (February 2023)	Projected Shares (February 2026)
GERBEN W. BAKKER	11,569	19,907
WILLIAM R. SPERRY	4,043	6,956
MARK E. MIKES	829	1,426
GREGORY A. GUMBS	—	—
KATHERINE A. LANE	1,970	3,389

Stock Appreciation Rights ("SARs")

A vested SAR gives the holder the right to receive the value (in shares of Hubbell's common stock) equal to the positive difference between the base price of the SAR and the market value of a share of our common stock when the SAR is exercised. SARs vest in three equal installments on each of the first three anniversaries of the grant date. The base price of a SAR is the mean between the high and low trading prices of Hubbell's common stock as reported on the NYSE on the trading day immediately preceding the date of grant (i.e., for the February 18, 2025, grants, the February 14, 2025, price of $393.16). The Company calculates the value of a vested SAR this way for two reasons. First, using the trading price from the day before the grant enables the Compensation Committee to know the exact grant price and therefore the exact value of each grant before it is made. Second, because of the relatively low volume at which Hubbell's stock trades, the mean represents a more accurate picture of the fair market value of the stock than does the closing price. For purposes of determining individual award levels, the number of shares subject to each SAR is formulated on the basis of a modified Black-Scholes calculation. See the section entitled "Equity Award Plan Vesting Provisions-Grant Terms" on page 60 for additional information on the terms of SAR awards.

Time-Based Restricted Stock

Time-based restricted stock incentivizes executives to remain with the Company and to create and maintain value for shareholders. Restricted shares do not vest unless the executive is employed with the Company on the vesting date, with the value of restricted shares depending on the price of Hubbell's stock on such date. Restricted stock awards are granted in shares of Hubbell common stock and generally vest on the three-year anniversary of the grant date.

Other Compensation Policies

Stock Ownership and Retention Policy

Each NEO currently satisfies Hubbell's stock ownership policy requirements.

Hubbell's Stock Ownership and Retention Policy (the "Stock Ownership Policy") is applicable to the NEOs, other officers of the Company, senior level employees, and non-employee Directors. The terms and conditions of the Stock Ownership Policy are annually reviewed by the Compensation Committee and Exequity to ensure consistency with current market practices and external benchmarks and alignment between the interests of the covered employees and the interests of the Company's shareholders.

The Stock Ownership Policy requires covered employees to attain a minimum share ownership level equal to their base salary times a certain multiplier, as indicated in the below table.

MINIMUM STOCK OWNERSHIP REQUIREMENT

5x BASE SALARY CEO	3x BASE SALARY CFO, Segment Presidents, General Counsel, EVPs, SVPs	2x BASE SALARY Other officers and senior leaders

The Stock Ownership Policy provides:

- A covered employee who has not yet satisfied the applicable ownership minimum requirement must retain 100% of the net shares acquired pursuant to the exercise of a SAR and all other shares that person directly or indirectly acquires.
- Once the minimum share ownership level is satisfied, covered employees are expected to continue to satisfy the requirement for as long as they are subject to the Policy.
- Shares that count toward the minimum share ownership requirement include shares held directly and indirectly by the covered employee, including restricted stock granted under the Equity Plan, and in-the-money vested (but unexercised) SARs. Shares underlying unearned performance shares are not counted.
- Covered employees have approximately five years from the earliest date they become subject to the Stock Ownership Policy to achieve their minimum ownership requirement. Covered employees who are promoted to positions with a higher minimum ownership requirement similarly have five years to increase their holdings to satisfy the new requirement.

As of December 31, 2025, all NEOs were in compliance with the Stock Ownership Policy. The Stock Ownership Policy can be viewed on the Company's website at **www.hubbell.com**. The reference to our website address does not constitute incorporation by reference of the information contained on the website, and such information is not a part of this Proxy Statement.

Compensation Recovery Policy (Clawback)

Our Compensation Recovery Policy addresses situations in which Hubbell is required to prepare an accounting restatement of its financial statements due to Hubbell's material noncompliance with any financial reporting requirement under securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Under the Compensation Recovery Policy, the Compensation Committee will promptly attempt to recover any erroneously awarded incentive-based compensation received by any covered executive officer (including the NEOs) during the three completed fiscal years immediately preceding the date on which Hubbell is required to prepare such an accounting restatement. Covered executive officers include both current and former executive officers. Incentive-based compensation includes any compensation that is granted, earned or vested based wholly or in part on the attainment of a financial reporting measure such as a stock price goal or total shareholder return. The amount required to be recovered in the event of an accounting restatement will equal the amount of incentive-based compensation received by the covered executive officer that exceeds the amount of such compensation that otherwise would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid. The Compensation Recovery Policy complies with NYSE listing standards.

All actions taken under this policy will be determined by the Board of Directors in its sole discretion upon consultation with the Audit Committee and the Compensation Committee.

Policy Prohibiting Hedging and Pledging

Our officers, Directors, and certain employees designated by Hubbell's Executive Vice President, General Counsel and Secretary who may have access to material, non-public information about Hubbell and its financial condition, as well as anyone sharing a household with a restricted person and any entities directly or indirectly controlled by a restricted person, are prohibited from (i) engaging in hedging, monetization transactions, or similar arrangements involving our stock, including short sales, margin transactions, put or call options, and derivatives such as swaps, forwards, and futures transactions; (ii) pledging our stock as collateral for a loan, credit, stop loss, or any other limit orders placed with a broker, except pursuant to an approved 10b5-1 plan; and (iii) purchasing Hubbell stock on margin or holding it in a margin account.

Employee Benefit Programs

Overview

The NEOs receive health and welfare and retirement benefits that are generally available to all employees, which include cafeteria-style plans that provide medical, dental, prescription, life, and disability insurance and the option to purchase other voluntary benefits. The NEOs also receive certain additional retirement benefits, limited perquisites (as detailed on page 55), severance, and change in control protections. These additional benefits are similar to the types and amounts available to senior executives of other manufacturing companies as demonstrated in benchmark data. The following outlines the benefit plans available to the NEOs. These plans provide retirement planning tools that help the Company attract and retain senior management.

Retirement Plans and Nonqualified Deferred Compensation Plans

Qualified Pension Plans

The Company maintains a defined benefit pension plan (the "DB Plan") and a defined contribution retirement plan (the "DC Plan") in which NEOs participate, along with other Hubbell employees.

Employees hired after December 31, 2003, are not eligible to participate in the DB Plan but may participate in the DC Plan. The Company closed the DB Plan to new employees after 2003 after determining that a plan of this nature was no longer necessary to attract talent. Service credit under the DB Plan ceased effective February 28, 2017, and a subsequent freeze on eligible compensation became effective December 31, 2020. Messrs. Bakker and Mikes are the only NEOs who are participants in the DB Plan.

The DC Plan provides that the Company will make a fully vested annual non-elective Company contribution of 4% of eligible earnings on behalf of all eligible participants, including the NEOs. Additionally, the Company makes a matching contribution equal to 50% of the first 6% of a participant's eligible earnings contributed to the DC Plan, subject to limitations in the Internal Revenue Code. NEOs participate in the DC Plan on the same terms as other employees in the Company.

Non-Qualified Supplemental Retirement Plans

Certain senior executives of the Company, including the NEOs, are eligible to participate in supplemental retirement plans. Hubbell's Top Hat Restoration Plan ("DB Restoration Plan") and Defined Contribution Restoration Plan ("DC Restoration Plan") are available to DB Plan participants and DC Plan participants, respectively, who earn compensation in excess of Internal Revenue Code limitations applicable to qualified plans.

The DB Restoration Plan is an "excess benefit plan" under which participants in the DB Plan receive additional retirement benefits, calculated in the same manner as benefits are calculated under the DB Plan, but without regard to the applicable limits on compensation or benefit accruals imposed by the tax-qualified plan rules. Messrs. Bakker and Mikes are the only NEOs who are participants in the DB Restoration Plan, and they ceased to accrue benefits under the DB Restoration Plan when the DB Plan was frozen. The DC Restoration Plan, also an "excess benefit plan," enables participants in the DC Plan to receive Company contributions equal to the additional contributions they would have received under the DC Plan, but for the compensation limits imposed by the tax-qualified plan rules.

The DB Restoration Plan and DC Restoration Plan are intended to promote the retention of our eligible senior management employees by providing them with the opportunity to earn pension and retirement benefits that supplement the benefits available under the Company's tax-qualified retirement plans.

Executive Deferred Compensation Plan

The Company has a non-qualified Executive Deferred Compensation Plan ("EDCP") that permits senior employees, including our NEOs, to defer the receipt of up to 50% of their base salary and 100% of their short-term incentive award. The EDCP also provides for discretionary contributions by the Company. No Company discretionary contributions were made in 2025. Amounts deferred under the EDCP are credited with earnings reflecting individual investment directions made by each participant. See the "Non-Qualified Deferred Compensation in Fiscal Year 2025" section on page 65.

Perquisites

In 2025, the Company provided three types of perquisites to the NEOs: limited financial planning and tax preparation services and limited personal travel on the Company aircraft. These perquisites help protect the executives' financial health, provide flexibility to the executives, and increase travel efficiencies, thereby allowing executives to use their time more productively. The Company routinely examines the competitiveness of the perquisites offered in light of the evolving competitive landscape and determines whether any modifications are appropriate. Footnote 6 to the "Summary Compensation Table" on pages 57 and 58 outlines the benefits received by each NEO in 2025.

Severance and Change in Control Benefits

Hubbell maintains a Policy for Providing Severance to Senior Employees (the "Senior Severance Policy") that generally provides severance to senior management in the event of certain "involuntary" terminations of employment with Hubbell.

It has long been Hubbell's practice to provide Change in Control Severance Agreements ("CIC Agreements") to Board-appointed officers.

The CIC Agreements with the NEOs provide certain alternative severance benefits in the event an NEO's employment is involuntarily or constructively terminated in connection with a change in control. Such severance benefits are designed to alleviate the financial impact of termination of employment by providing continued base salary and health benefits and outplacement services. These benefits enable our executives to evaluate potential transactions without the personal distraction or conflict of interest that could arise from concerns about a potential change in control.

The decision to offer benefits under the Senior Severance Policy and the CIC Agreements does not influence the Compensation Committee's determinations concerning other direct compensation or benefit levels. In making the decision to extend these benefits, the Compensation Committee relied on its independent compensation consultant, Exequity, to ensure that such severance and change in control benefits align with relevant market practice and industry benchmarking. The Compensation Committee periodically reviews Hubbell's CIC Agreements and benchmarks the provisions with Exequity.

The Company's CIC Agreements contain, among other things, the following types and amounts of compensation benefits payable to NEOs upon a change in control:

- Double trigger (change in control plus termination of employment) required to obtain cash severance benefit.
- Lump sum cash payments equal to 2.5 times base salary and 2.5 times target bonus for the year in which the change-in-control occurs for Messrs. Bakker and Sperry and 2.0 times base salary and 2.0 times target bonus for the year in which the change-in-control occurs for Messrs. Mikes and Gumbs, and Ms. Lane.
- Lump sum payment of the pro-rated target bonus for the year in which termination occurs.
- Continued insurance benefits and outplacement services.

Upon a change in control, under the terms of the LTI awards, all outstanding awards (other than any portion subject to performance-based vesting) will continue in effect or be assumed or substituted by an acquiring company, unless the Compensation Committee elects to terminate an award or cause it to fully vest. If the acquiring company refuses to assume or substitute an award, the Compensation Committee may exercise its discretion to terminate the award in exchange for cash, rights, or property, or cause the awards to become fully exercisable prior to the change in control. The portion of an LTI award that is subject to performance-based vesting will remain subject to the terms of the award agreement and the Compensation Committee's discretion.

If an LTI award continues in effect or is assumed or substituted, and the grantee's employment is terminated without cause or within twelve months following a change in control, then the award will fully vest as of the date of termination.

For additional information relating to the Company's change in control and severance benefits, including under the CIC Agreements and the Senior Severance Policy, see the "Potential Post-Employment Compensation Arrangements" section on pages 66-70.

Compensation Committee Report

The Compensation Committee has reviewed the Compensation Discussion and Analysis and discussed its contents with members of the Company's management and its independent compensation consultant, Exequity. Based on this review and discussion, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

Compensation Committee

Carlos M. Cardoso, Chair
Edward H. Baine
Anthony J. Guzzi
Neal J. Keating
Jennifer M. Pollino

Executive **Compensation**

Summary Compensation Table

Named Executive Officer	Year	Salary ($)	Bonus[2] ($)	Stock Awards[3] ($)	Option Awards[3] ($)	Non-Equity Incentive Plan Compensation[4] ($)	Change in Pension Value and Nonqualified Deferred Compensation Plan Earnings[5] ($)	All Other Compensation[6] ($)	Total ($)
GERBEN W. BAKKER Chairman, President and Chief Executive Officer	2025	1,146,923	—	5,526,100	1,838,754	1,330,600	278,645	225,730	10,346,752
	2024	1,125,385	—	4,692,033	1,464,957	1,582,000	193,288	263,788	9,321,451
	2023	1,091,231	—	4,249,556	1,394,918	2,442,000	248,969	239,610	9,666,284
WILLIAM R. SPERRY[1] Executive Vice President, Former Chief Financial Officer	2025	748,492	—	2,002,625	1,000,098	667,500	—	111,473	4,530,188
	2024	737,093	—	1,601,192	500,027	745,900	—	124,799	3,709,011
	2023	716,154	—	1,484,994	487,474	1,198,800	—	121,995	4,009,417
MARK E. MIKES President, Electrical Solutions Segment	2025	631,923	—	826,268	275,012	442,900	138,072	72,744	2,386,919
	2024	612,692	—	925,751	375,021	558,100	104,386	104,234	2,680,184
	2023	558,125	—	579,439	375,057	733,500	96,243	94,866	2,437,230
GREGORY A. GUMBS President, Utility Solutions Segment	2025	643,446	—	826,268	275,012	425,700	—	88,046	2,258,472
	2024	632,608	—	800,596	250,014	471,500	—	84,389	2,239,107
	2023	298,077	450,000	437,540	437,519	430,100	—	39,895	2,093,131
KATHERINE A. LANE Executive Vice President, General Counsel and Secretary	2025	571,169	—	826,268	275,012	383,800	—	89,049	2,145,298
	2024	547,008	—	880,788	275,015	462,000	—	104,045	2,268,856
	2023	526,923	—	723,640	237,456	735,400	—	90,117	2,313,536

[1] *Mr. Sperry held the position of Chief Financial Officer until December 31, 2025.*

[2] *The amount reported in the Bonus column reflects a one-time cash hiring bonus paid to Mr. Gumbs in 2023.*

[3] *The amounts reported in the Stock Awards and Option Awards columns reflect the aggregate grant date fair value of restricted stock, performance shares, and SARs granted in 2025 as calculated in accordance with FASB ASC Topic 718. For a discussion of the assumptions made in the valuation, see Note 17 to the Consolidated Financial Statements for 2025 in the Form 10-K filed with the SEC on February 12, 2026. The actual value that an executive may realize from an award is contingent upon the satisfaction of the vesting conditions of the award. For SARs, the actual value of the award is based upon the positive difference between the base price and the market value of a share of Hubbell common stock on the date of exercise. Thus, there is no assurance that the value, if any, eventually realized by the NEO will correspond to the amount shown. For performance shares with a Relative Sales Growth performance metric, fair value is based upon the average between the high and low trading prices of Hubbell common stock on the date preceding the grant date and assumes that the award will vest at target.*

[4] *The amounts reported in the Non-Equity Incentive Plan Compensation column reflect short-term incentive awards earned under the Company's Short-Term Incentive Plan. See the Short-Term Incentive Compensation section on pages 45-49.*

[5] *The amounts reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column reflect the aggregate change in the actuarial present value of each NEO's accumulated benefit under the retirement plans in which they participate. See the "Employee Benefit Programs" section on page 54 and "Non-Qualified Deferred Compensation" section on page 65. The present value of accrued benefits at December 31, 2023 is based on the Pri-2012 Healthy Annuitant Mortality White Collar Tables, sex distinct, with generational projection from 2012 using Scale MP-2021 and using a discount rate of 5.20%. The present value of accrued benefits at December 31, 2024 is based on the Pri-2012 Healthy Annuitant Mortality Tables, with generational projection from 2012 using Scale MP-2021 and using a discount rate of 5.60%. The present value of accrued benefits at December 31, 2025 is based on the Pri-2012 Healthy Annuitant Mortality Tables, with generational projection from 2012 using Scale MP-2021 and using a discount rate of 5.50%. Participants are assumed to retire at age 62 or current age, if later. No amounts accumulated under the Company's EDCP and DC Restoration Plan earn above market or preferential earnings; therefore, no earnings are included in this column.*

[6] *The amounts reported in the All Other Compensation column for 2025 are detailed in the following table:*

Name	Perquisites[a] ($)	Retirement Plan Contributions[b] ($)	Total ($)
GERBEN W. BAKKER	34,705	191,025	225,730
WILLIAM R. SPERRY	10,000	101,473	111,473
MARK E. MIKES	10,000	62,744	72,744
GREGORY A. GUMBS	10,000	78,046	88,046
KATHERINE A. LANE	16,727	72,322	89,049

[a] *The amounts in the Perquisites column reflect the incremental cost to the Company of financial planning or tax preparation services up to a maximum of $10,000 for each NEO through 2025; the matching gifts made by The Hubbell Foundation for Ms. Lane - $16,727; and personal use of the Company aircraft for Mr. Bakker - $24,705, which includes fuel costs, crew expenses, and landing, hangar, airplane parking, ramp, and maintenance fees.*

[b] *The amounts in the Retirement Plan Contributions column reflect Company 401(k) matching contributions of $10,500 for each NEO; and an automatic Company retirement contribution of $14,000 for each NEO under the DC Plan. This column also includes the following Company retirement contributions earned under the DC Restoration Plan in 2025 to be contributed in 2026 for: Mr. Bakker - $95,157, Mr. Sperry - $45,776, Mr. Mikes - $33,601, Mr. Gumbs - $30,598, and Ms. Lane - $27,327. This column also includes the following restoration match contributions under the DC Restoration Plan earned in 2025 and to be contributed in 2026 for: Mr. Bakker - $71,368 Mr. Sperry - $31,197, Mr. Mikes $4,643, Mr. Gumbs - $22,948, and Ms. Lane - $20,495.*

Other Compensation Tables

Grants of Plan-Based Awards in Fiscal Year 2025

The following table presents information concerning plan-based awards granted in 2025 to the NEOs under the Company's Incentive Plan and Equity Plan. All stock awards are payable in shares of Hubbell common stock.

Name	Type of Award	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3] (#)	All Other Option Awards: Number of Shares Underlying Options[3] (#)	Exercise or Base Price of Option Awards[4] ($/Sh)	Grant Date Fair Value of Stock and Option Awards[5] ($)
			Threshold ($)	Target ($)	Max ($)	Threshold (#)	Target (#)	Max (#)				
GERBEN W. BAKKER	STI	2/18/25	747,500	1,495,000	2,990,000	—	—	—	—	—	—	—
	RS	2/18/25	—	—	—	—	—	—	4,677	—	—	1,838,809
	SAR	2/18/25	—	—	—	—	—	—	—	18,360	393.16	1,838,754
	PS/RSG	2/18/25	—	—	—	1,590	3,180	6,360	—	—	—	1,211,548
	PS/OPM	2/18/25	—	—	—	1,544	3,087	6,174	—	—	—	1,176,116
	PS/TSR	2/18/25	—	—	—	1,544	3,087	6,174	—	—	—	1,299,627
WILLIAM R. SPERRY	STI	2/18/25	375,000	750,000	1,500,000	—	—	—	—	—	—	—
	RS	2/18/25	—	—	—	—	—	—	2,544	—	—	1,000,199
	SAR	2/18/25	—	—	—	—	—	—	—	9,986	393.16	1,000,098
	PS/RSG	2/18/25	—	—	—	433	865	1,730	—	—	—	329,556
	PS/OPM	2/18/25	—	—	—	420	839	1,678	—	—	—	319,651
	PS/TSR	2/18/25	—	—	—	420	839	1,678	—	—	—	353,219
MARK E. MIKES	STI	2/18/25	238,125	476,250	952,500	—	—	—	—	—	—	—
	RS	2/18/25	—	—	—	—	—	—	699	—	—	274,819
	SAR	2/18/25	—	—	—	—	—	—	—	2,746	393.16	275,012
	PS/RSG	2/18/25	—	—	—	238	476	952	—	—	—	181,351
	PS/OPM	2/18/25	—	—	—	231	462	924	—	—	—	176,017
	PS/TSR	2/18/25	—	—	—	231	461	922	—	—	—	194,081
GREGORY A. GUMBS	STI	2/18/25	241,875	483,750	967,500	—	—	—	—	—	—	—
	RS	2/18/25	—	—	—	—	—	—	699	—	—	274,819
	SAR	2/18/25	—	—	—	—	—	—	—	2,746	393.16	275,012
	PS/RSG	2/18/25	—	—	—	238	476	952	—	—	—	181,351
	PS/OPM	2/18/25	—	—	—	231	462	924	—	—	—	176,017
	PS/TSR	2/18/25	—	—	—	231	461	922	—	—	—	194,081
KATHERINE A. LANE	STI	2/18/25	215,625	431,250	862,500	—	—	—	—	—	—	—
	RS	2/18/25	—	—	—	—	—	—	699	—	—	274,819
	SAR	2/18/25	—	—	—	—	—	—	—	2,746	393.16	275,012
	PS/RSG	2/18/25	—	—	—	238	476	952	—	—	—	181,351
	PS/OPM	2/18/25	—	—	—	231	462	924	—	—	—	176,017
	PS/TSR	2/18/25	—	—	—	231	461	922	—	—	—	194,081

[1] The amounts reported in the Estimated Future Payouts Under Non-Equity Incentive Plan Awards columns reflect the target, threshold, and maximum short-term incentive award opportunity for each of the NEOs under the Company's Short-Term Incentive Plan. The NEOs are eligible for a payout within the threshold and maximum range depending upon several performance factors, such as earnings per share, operating profit improvement, free and operating cash flow, and strategic objectives. See the "Short-Term Incentive Compensation" section on pages 45-49.

(2) *The amounts reported in the Estimated Future Payouts Under Equity Incentive Plan Awards columns reflect the target number of performance shares ("PS") awarded to the NEOs under the Equity Plan on February 18, 2025, and the threshold and maximum number of performance shares that may be earned. Performance shares are earned on three measures: (i) Relative Sales Growth ("RSG"), (ii) Adjusted Operating Profit Margin ("OPM"), and (iii) Relative Total Shareholder Return ("TSR"). The actual number of performance shares earned will be determined at the end of a three-year period. See the "Performance Share Awards" section on page 50.*

(3) *The amounts reported in the All Other Stock Awards and All Other Option Awards columns reflect the number of shares of Restricted Stock ("RS") and Stock Appreciation Rights ("SARs") awarded under the Equity Plan on February 18, 2025. SARs are subject to vesting in three equal annual installments on the anniversary of the grant date. Upon retirement, RS will vest in full. SARs and RS become fully vested upon death or disability.*

(4) *The amount reported in the Exercise or Base Price of Option Awards column reflects the mean between the high and low trading prices of Hubbell common stock on the trading day immediately preceding the date of grant, which was the fair market value of such stock as defined under the Equity Plan.*

(5) *The amounts reported in the Grant Date Fair Value of Stock and Option Awards column reflect the aggregate fair value of the RS and SARs granted to each NEO on February 18, 2025, based upon the probable outcome of performance conditions, as applicable, and disclosed in Note 17 within the Notes to the Consolidated Financial Statements in the Company's 2025 Annual Report on Form 10-K filed with the SEC on February 12, 2026.*

Equity Award Plan Vesting Provisions - Grant Terms

The following table describes the general terms of each of the equity incentive awards granted to the applicable NEOs on February 18, 2025.

Description	**Restricted Stock**	**Performance Shares**	**Stock Appreciation Rights**
	A grant of a number of shares subject to forfeiture if not vested.	Right to receive a number of shares on the three-year anniversary of the grant date subject to meeting performance goals.	Right to receive, in stock, the appreciation in value between the stock price on the date of grant and date of exercise.
Abbreviation	RS	PS	SARs
Vesting Period	3-year cliff vesting on the anniversary of the grant date(1).	3-year cliff vesting on attainment of three stated performance measures.	1/3 per year on the anniversary of the grant date.

(1) *The vesting period for restricted stock is generally three years except in limited instances for retention or for talent acquisition purposes.*

Equity Award Grant Practices

Hubbell's Compensation Committee follows a comprehensive process for granting equity awards, including with respect to the timing of such awards. The Compensation Committee's practice is to grant all equity awards, including SARS, on a predetermined schedule. In the first quarter of any new fiscal year, typically in February, the Compensation Committee approves, after review and benchmarking with its outside compensation consultant, Exequity, the executive compensation program design, including the value and amount of the SARs to be awarded to executive officers. We have not timed the disclosure of material non-public information for the purposes of affecting the value of executive compensation. We currently grant SARs for a fiscal year outside of the period that is four business days before to one business day after the filing of Hubbell's Annual Report on Form 10-K for the fiscal year, or the filing of any of the Company's Quarterly Reports on Form 10-Q, or the filing or furnishing of any Current Report on Form 8-K that discloses material nonpublic information. In certain circumstances, including the hiring or promotion of an officer, the Compensation Committee may approve grants to be effective at other times. These "off cycle" awards are granted only on a limited basis. During fiscal 2025, we did not grant any stock options (or similar awards), including SARs, to any of our Named Executive Officers during any period beginning four business days before and ending one business day after the filing of any periodic report on Form 10-Q or Form 10-K, or the filing or furnishing of any Form 8-K that disclosed any material non-public information.

Option Exercises and Stock Vested During Fiscal Year 2025

The following table provides information on the number of shares acquired and the value realized by the NEOs during fiscal year 2025 on the exercise of SARs and on the vesting of restricted stock and performance shares.

Name	Option Awards[1]		Stock Awards	
	No. of Shares Acquired on Exercise (#)	Value Realized Upon Exercise ($)	No. of Shares Acquired on Vesting (#)	Value Realized Upon Vesting ($)
GERBEN W. BAKKER	25,000	5,538,125	6,322	2,526,018[2]
	—	—	25,286	9,639,978[3]
WILLIAM R. SPERRY	—	—	2,421	967,335[2]
	—	—	9,684	3,691,947[3]
MARK E. MIKES	6,551	2,110,707	504	201,378[2]
	—	—	2,018	769,346[3]
GREGORY A. GUMBS	—	—	—	—
KATHERINE A. LANE	—	—	1,143	456,697[2]
	—	—	4,574	1,743,747[3]

[1] The amounts reported in the **Option Awards - Value Realized Upon Exercise** column reflect the number of shares acquired upon exercise multiplied by the difference between the base price of the SAR and the market price of Hubbell common stock on the date of exercise.

[2] The amounts reported in the **Stock Awards - Value Realized Upon Vesting** column reflect the number of shares of time-based restricted stock acquired upon vesting multiplied by the closing market price of Hubbell common stock on February 7, 2025 - $399.56.

[3] The amounts reported in the **Stock Awards - Value Realized Upon Vesting** column reflect the number of performance shares earned multiplied by the closing market price of Hubbell common stock on the following vesting dates – February 12, 2025 - $397.43 and May 6, 2025 - $349.81.


Outstanding Equity Awards at 2025 Fiscal Year-End

The following table provides information on all restricted stock, SARs, and performance share awards held by the NEOs and the value of such holdings measured as of December 31, 2025. All outstanding equity awards are in shares of Hubbell common stock.

Name	Grant Date	Option Awards[1]				Stock Awards			
		No. of Securities Underlying Unexercised Options Exercisable (#)	No. of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	No. of Shares or Units of Stock that have not Vested[2] (#)	Market Value of Shares or Units that have not Vested[3] ($)	Equity Incentive Plan Awards: No. of Unearned Shares, Units, or other Rights that have not Vested[4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or other Rights that have not Vested[5] ($)
GERBEN W. BAKKER	2/10/21	9,845	—	163.26	2/10/31	—	—	—	—
	2/8/22	29,936	—	185.87	2/8/32	—	—	—	—
	2/7/23	15,250	7,625	241.17	2/7/33	5,784	2,568,732	11,569	5,137,909
	2/6/24	5,547	11,094	352.55	2/6/34	4,155	1,845,277	8,311	3,690,998
	2/18/25	—	18,360	393.16	2/18/35	4,677	2,077,102	9,354	4,154,205
WILLIAM R. SPERRY	2/10/21	4,956	—	163.26	2/10/31	—	—	—	—
	2/8/22	11,465	—	185.87	2/8/32	—	—	—	—
	2/7/23	5,329	2,665	241.17	2/7/33	2,021	897,546	4,043	1,795,537
	2/6/24	1,893	3,787	352.55	2/6/34	1,418	629,748	2,836	1,259,496
	2/18/25	—	9,986	393.16	2/18/35	2,544	1,129,816	2,543	1,129,372
MARK E. MIKES	2/10/21	36	—	163.26	2/10/31	—	—	—	—
	2/8/22	797	—	185.87	2/8/32	—	—	—	—
	2/7/23	1,230	1,231	241.17	2/7/33	933	414,355	829	368,167
	7/6/23	575	576	328.73	7/6/33	456	202,514	—	—
	2/6/24	1,419	2,841	352.55	2/6/34	1,064	472,533	1,418	629,748
	2/18/25	—	2,746	393.16	2/18/35	699	310,433	1,399	621,310
GREGORY A. GUMBS	7/6/23	3,355	1,678	328.73	7/6/33	1,331	591,110	—	—
	2/6/24	946	1,894	352.55	2/6/34	709	314,874	1,418	629,748
	2/18/25	—	2,746	393.16	2/18/35	699	310,433	1,399	621,310

Name	Grant Date	Option Awards[1]		Option Exercise Price ($)	Option Expiration Date	Stock Awards			
		No. of Securities Underlying Unexercised Options Exercisable (#)	No. of Securities Underlying Unexercised Options Unexercisable (#)			No. of Shares or Units of Stock that have not Vested[2] (#)	Market Value of Shares or Units that have not Vested[3] ($)	Equity Incentive Plan Awards: No. of Unearned Shares, Units, or other Rights that have not Vested[4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or other Rights that have not Vested[5] ($)
KATHERINE A. LANE	12/14/18	2,868	—	105.49	12/14/28	—	—	—	—
	7/1/19	8,118	—	129.28	7/1/29	—	—	—	—
	2/13/20	7,417	—	149.49	2/13/30	—	—	—	—
	2/10/21	6,796	—	163.26	2/10/31	—	—	—	—
	2/8/22	5,414	—	185.87	2/8/32	—	—	—	—
	2/7/23	2,596	1,298	241.17	2/7/33	985	437,448	1,970	874,897
	2/6/24	1,041	2,083	352.55	2/6/34	780	346,406	1,560	692,812
	2/18/25	—	2,746	393.16	2/18/35	699	310,433	1,399	621,310

[1] The Option Awards column reflects SARs that were granted to each NEO on the dates shown. SARs entitle the recipient to receive the value in shares of Hubbell common stock equal to the positive difference between the base price and the fair market value of such shares upon exercise. Generally, SARs vest and become exercisable in three equal installments on each of the first three anniversaries of the grant date. See the "Equity Award Plan Vesting Provisions - Grant Terms" section on page 60.

[2] The No. of Shares or Units of Stock that have not Vested column reflects restricted stock granted on the following dates: 2/18/25, 2/6/24, 7/6/23, and 2/7/23. RS grants vest on the three-year anniversary of the grant date. See the "Equity Award Plan Vesting Provisions - Grant Terms" section on page 60.

[3] The Market Value of Shares or Units that have not Vested is based upon the closing market price of Hubbell common stock on December 31, 2025, the last business day of 2025, of $444.11.

[4] The Equity Incentive Plan Awards: No. of Unearned Shares, Units, or Other Rights that have not Vested column reflects performance shares granted on the following dates: 2/7/23, 2/6/24, and 2/18/25. Performance share grants vest based on achievement with respect to three performance measures, as described in the "Performance Share Awards" section on page 50, at the end of a three-year performance period (1/1/23 - 12/31/25, 1/1/24 - 12/31/26, and 1/1/25 – 12/31/27, respectively, for the foregoing grants).

[5] The Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested column is based upon the closing market price of Hubbell common stock on December 31, 2025, the last business day of 2025, of $444.11.

Pension Benefits in Fiscal Year 2025

The following table provides information on the retirement benefits for the NEOs who participate in the Company's DB Plan and DB Restoration Plan. See the "Employee Benefit Programs" section on page 54.

Name	Plan Name	No. of Years Credited Service (#)	Present Value of Accumulated Benefit[1] ($)	Payments During the Last Fiscal Year ($)
GERBEN W. BAKKER	DB Plan	25.92	933,179	—
	DB Restoration Plan	25.92	3,287,662	—
MARK E. MIKES	DB Plan	27.67	946,827	—
	DB Restoration Plan	27.67	1,201,760	—

(1) *For the DB Plan and the DB Restoration Plan, the present value of accrued benefits at December 31, 2025, is determined based on the Pri-2012 Healthy Annuitant Mortality Tables, with generational projection from 2012 using Scale MP-2021 and using a discount rate of 5.50%. Participants are assumed to retire at age 62 or current age, if later.*

Pension Benefit Calculations

The following paragraphs describe the manner in which benefits are calculated under each of the Company's retirement plans.

DB Plan and DB Restoration Plan

The DB Plan provides for participation by all regular full-time salaried employees (other than employees subject to a collective-bargaining agreement) who were employed by covered Company businesses on December 31, 2003, including Messrs. Bakker and Mikes.

For certain participants hired before January 1, 2004, including Messrs. Bakker and Mikes, the annual benefits under the DB Plan upon normal retirement (age 65) are calculated under the formula shown below. The term "Final Average Pay" refers to the average of the applicable employee's highest three consecutive years' earnings (base salary and short-term incentives) in the last ten years.



0.85% × Years of Service (up to 35) × Final Average Pay + 0.65% × [Final Average Pay less Social Security Covered Compensation] × Years of Service (up to 35) + 1.10% × [Final Average Compensation] × Years of Service (>35)

Benefits under the DB Restoration Plan are calculated in the same manner as benefits under the DB Plan, but without regard to any limits on compensation or benefit accruals that may apply under the DB Plan, as required by the tax-qualified plan rules. DB Restoration Plan benefits generally are payable based on a life annuity distribution (although 50% of the benefits are payable to the participant's surviving spouse if the participant dies after commencing benefits). However, benefits are paid out as a lump sum if an active employee participant as of the date of a change in control experiences a termination of employment within two years following the change in control.

Beginning in 2017, the DB Plan began a transition to being fully frozen. Years of Service was frozen under the DB Plan and the DB Restoration Plan effective February 28, 2017, and Final Average Pay, Social Security Covered Compensation, and Social Security Benefit was frozen under the DB Plan and the DB Restoration Plan effective December 31, 2020.

DC Plan and DC Restoration Plan

As described under the "Employee Benefit Programs" section on page 54, the DC Plan provides eligible participants with a fixed non-elective contribution of 4% of eligible earnings and a matching contribution equal to 50% of the first 6% of eligible earnings that the employee voluntarily contributes to the DC Plan.

The Company also provides a DC Restoration Plan to allow for excess contributions on behalf of those employees whose contributions are limited under the tax-qualified DC Plan due to compensation limits imposed by the IRS.

The DC Restoration Plan provides each participant impacted by those limitations with (i) an annual non-elective contribution equal to the excess of 4% of eligible earnings over the amount credited as a safe harbor non-elective contribution to the DC Plan for that year and (ii) an annual matching contribution equal to 50% of the first 6% of the participant's eligible earnings that are voluntarily contributed to the DC Plan and/or deferred to the Executive Deferred Compensation Plan less the maximum amount of matching contributions that could have been credited under the DC Plan if the participant had contributed the maximum permissible amount under that plan for the year.

Non-Qualified Deferred Compensation

Executive Deferred Compensation Plan

The EDCP enables certain designated senior executives (including the NEOs) to defer up to 50% of their annual base salary and up to 100% of their annual short-term incentive compensation. Amounts deferred under the EDCP are nominally invested at the discretion of the participant in the same mutual funds available to all employees in the DC Plan, and all participants are immediately 100% vested in the amounts they elect to defer. The Company is permitted to make discretionary contributions to EDCP participants and to make contributions subject to vesting conditions or other restrictions.

Participants are generally required to make their deferral elections by December 31 of the year prior to the year in which the base pay is paid and the deferred short-term incentive award is earned. When they make deferral elections, participants also elect the future date for distributions. Distributions can be made at any time while the participant remains an employee (but no sooner than two years after the year for which the deferral is made) or upon separation from service or a change in control. Distributions upon separation from service may be made in a lump sum or installments over 5, 10, or 15 years. In-service distributions and distributions upon a change in control are made in a lump sum. Participants may also access their accounts under the EDCP in the event of an unforeseen emergency.

Non-Qualified Deferred Compensation in Fiscal Year 2025

The following table provides information on the benefits earned by each NEO under the Company's EDCP and DC Restoration Plan.

Name	EDCP Executive Contributions in 2025[1] ($)	EDCP Aggregate Earnings in Last FY[2] ($)	DC Restoration Plan Registrant Contributions in 2025[3] ($)	DC Restoration Plan Aggregate Earnings in Last FY[2] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at 12/31/25[4] ($)
GERBEN W. BAKKER	163,735	339,896	225,567	128,370	—	3,091,964
WILLIAM R. SPERRY	52,394	31,129	90,648	119,543	(56,434)	1,401,601
MARK E. MIKES	—	461,952	70,083	41,796	—	4,279,850
GREGORY A. GUMBS	46,317	6,334	50,240	6,372	—	172,578
KATHERINE A. LANE	288,117	364,214	65,619	37,391	—	2,354,700

[1] The amounts reported in the EDCP Executive Contributions in 2025 column reflect elective deferrals of short-term incentive awards as follows: Mr. Bakker: 6%, Mr. Gumbs: 3%, and Ms. Lane: 50%, and elective deferrals of base salary as follows: Mr. Bakker: 6%, Mr. Sperry: 7%, Mr. Gumbs: 5%, and Ms. Lane: 10%. The short-term incentive amounts were earned and deferred for services in 2024 but credited to the EDCP in 2025, which is the time payments under the Incentive Compensation Plan are generally made. The amounts in this column include amounts also included in the Summary Compensation Table for 2025 under the Salary column (for 2025) and the Non-Equity Incentive Compensation Plan column (for 2024).

[2] The amounts reported in the EDCP Aggregate Earnings in Last FY and DC Restoration Plan Aggregate Earnings in Last FY columns include aggregate notional earnings on the EDCP account balances and the DC Restoration Plan balances in 2025. Amounts deferred under the EDCP and the DC Restoration Plan are credited with earnings on the basis of individual notional investment directions made by each participant.

[3] The amounts reported in the DC Restoration Plan Registrant Contributions in 2025 column reflect each NEO's credits under the DC Restoration Plan earned for services in 2024 and credited to the DC Restoration Plan in 2025. The amount does not include the following accrued restoration company retirement contributions and restoration match contributions earned in 2025 to be credited in 2026, which amounts are detailed in the footnote and included in the All Other Compensation column of the Summary Compensation Table on page 57 for 2025: Mr. Bakker - $166,525, Mr. Sperry - $76,973, Mr. Mikes - $38,244, Mr. Gumbs - $53,546, and Ms. Lane - $47,822.

[4] The amounts reported in the Aggregate Balance at 12/31/25 column reflect each NEO's balance credited to the EDCP and the DC Restoration Plan.

The material terms of the non-qualified deferred compensation plans are further described under the "Pension Benefit Calculations" section on page 64 and the "Non-Qualified Deferred Compensation" section above.

Potential Post-Employment Compensation Arrangements

Hubbell does not have employment agreements with any of the NEOs. We offer post-employment compensation and benefits to the NEOs under the Senior Severance Policy (which is available to senior level employees in addition to NEOs), retirement plans, and individual CIC Agreements that provide compensation and benefits only in the event of certain terminations in connection with a change in control (as defined in the CIC Agreements). In addition, NEOs may be entitled to post-termination compensation and benefits under the terms of the Company's Equity Plan, STI program, and other benefit plans. The section below describes the types of compensation and benefits an NEO is eligible to receive under these plans, policies, and agreements based on five termination scenarios: (i) involuntary termination; (ii) death; (iii) disability; (iv) retirement; and (v) following a change in control and involuntary termination. The NEOs generally will receive only vested amounts under the Company's plans upon voluntary termination or termination for cause.

Senior Severance Policy

The Senior Severance Policy offers the following benefits to NEOs:

- 4 weeks base salary continuation for each year of service, with a minimum of 26 weeks and a maximum of 78 weeks.
- Continued medical, dental, and life insurance benefits for the salary continuation period.
- Pro-rated portion of their target short-term incentive award earned through the date of termination.
- Outplacement services for up to 12 months.

Involuntary termination includes, for purposes of the Senior Severance Policy, a termination by the Company without cause and a resignation by the NEO due to a material change in the NEO's authority, duties, responsibilities, or base compensation, or a significant change in the NEO's employment location. In the event of a change in control followed by an involuntary termination, in lieu of any benefits under the Senior Severance Policy, an NEO would be eligible for severance benefits pursuant to the terms of his or her CIC Agreement.

Equity Plan

NEOs received grants under the Equity Plan in 2025. The treatment of outstanding equity awards upon involuntary termination (i.e., termination by the Company without cause), retirement, and death and disability is set forth in the Post-Employment and Change in Control Payment table on pages 69-70.

Upon a change in control (as defined in the Equity Plan), outstanding awards under the Equity Plan do not automatically vest and become payable. Instead, awards that are not assumed by the acquiring company may vest in the discretion of the Compensation Committee.

Post-Termination Vesting Terms for Equity Plan Grants

The following table shows the vesting provisions of equity awards termination under the scenarios shown.

Award Type	Involuntary Termination	Retirement[1]	Death/Disability
Performance Shares (PS)	Unvested shares forfeited	Eligible for a pro-rata portion of shares (to the extent earned) based on the number of months the NEO served during the performance period.	Target number of shares fully vest
RS (time-based)	Unvested shares forfeited	Unvested shares fully vest	Unvested shares fully vest
SARs	Unvested SARs forfeited. May exercise vested SARs until the earlier of 90 days after the termination date or the 10th anniversary of the grant date.	Unvested SARs continue to vest in the normal course. Vested SARs exercisable until the 10th anniversary of the grant date.	Unvested SARs fully vest. Following disability termination, vested SARs are exercisable for the earlier of 90 days after the termination date or the 10th anniversary of the grant date. Upon death (or if the NEO dies within 90 days of termination due to disability or retirement) SARs are exercisable for the earlier of one year after death or the 10th anniversary of the grant date.

[1] Retirement means that the NEO has terminated employment with the Company, is at a minimum age of 55, and the executive's age plus years of service with the Company equals or exceeds 70.

Change in Control	Change in Control and Involuntary Termination
Unless otherwise determined by the Compensation Committee, unvested time-based RS and SARs will be assumed by the acquirer and continue to vest. Treatment of unvested PS is subject to discretion of the Compensation Committee.	Unvested awards fully vest only if the NEO is involuntarily terminated without cause within 12 months following a change in control.

Change in Control Severance Agreements

Each of our NEOs is a party to a CIC Agreement that provides severance benefits in the event of a termination of employment by the executive for good reason or by the Company (other than for cause or due to the executive's death, disability or retirement) within two years after a change in control or, in certain circumstances, in anticipation of a change in control. CIC Agreements are only granted to officers, and only with the approval of the Board of Directors upon the recommendation of the Compensation Committee. The Compensation Committee and the Board intend for these agreements to foster a stable work environment by reinforcing and encouraging executives' continued attention and dedication to job responsibilities without the personal distraction or conflict of interest that could arise from concerns about a potential change in control.

A "change in control" is generally defined as a change in the majority of the Company's Board of Directors during any 12-month period, the acquisition by a party directly or indirectly of 30% or more of the voting power of the Company during any 12-month period, a sale of substantially all of the Company's assets, or the acquisition by a party of more than 50% of either the voting power of the Company or the fair market value of the Company.

In the event of a change in control, the benefits provided to the NEOs under their CIC Agreements are as follows:

- A lump sum payment of the NEO's base salary multiplied by 2.5 for Messrs. Bakker and Sperry and 2.0 for Messrs. Mikes and Gumbs, and Ms. Lane.
- Continued medical, dental, vision, and life insurance benefits after termination for 2.5 years for Messrs. Bakker and Sperry and 2 years for Messrs. Mikes and Gumbs, and Ms. Lane.
- A lump sum payment of the target short-term incentive award for the year in which the change in control occurs multiplied by 2.5 for Messrs. Bakker and Sperry and 2.0 for Messrs. Mikes and Gumbs, and Ms. Lane.
- A lump sum payment of the pro-rated portion of their target annual short-term incentive award for the year in which the termination occurs.
- The incremental value of additional age and service credit under all applicable supplemental plans (subject to the terms of each plan freeze) payable as a lump sum.
- Outplacement services up to 12 months following termination at a cost not to exceed the lesser of 15% of the NEO's annual base salary or $50,000.

The CIC Agreements provide that the severance multiple will be reduced in monthly increments over the two-year period following the NEO's 63rd birthday until it is equivalent to the executive's base salary and average short-term incentive award. The CIC Agreements also provide that if an executive would have otherwise incurred excise taxes under Section 4999 of the Code, the benefits under the CIC Agreement may be reduced to the "safe harbor amount" so that no excise taxes would be due, if such reduction would result in the executive being in a better net after-tax position. The CIC Agreements do not provide for any tax gross-up; executives would be required to pay any excise taxes due under Section 4999 of the Code.

The Company has established a grantor trust to secure the benefits to be provided under the CIC Agreements, the non-qualified supplemental retirement plans, and other plans maintained by the Company for the benefit of senior management.

For additional information relating to change in control benefits, see the Severance and Change in Control Benefits section on pages 55-56.

Employment Agreements with Named Executive Officers

The Company does not have employment agreements with any of the NEOs.

DB Restoration Plan and DC Restoration Plan

Under the terms of the DB Restoration Plan, upon a termination of employment due to disability, a participant is entitled to an unreduced immediate pension benefit based upon such participant's service as of the date service was frozen under each plan (February 28, 2017, for the DB Restoration Plan).

Among other provisions, the DB Restoration Plan provides for the (i) suspension, reduction, or termination of benefits in cases of gross misconduct by a participant; (ii) forfeiture of benefits if a retired participant engages in certain competitive activities; and (iii) reduction in benefits upon early retirement. However, after a change of control, a participant's years of service with the Company (as calculated for the purpose of determining eligibility for the DB Restoration Plan benefits) and benefits accrued prior to the change in control event may not be reduced. If a participant's employment is terminated within 2 years after a change in control, the participant will receive payment of DB Restoration Plan benefits in one lump sum within 10 days after termination.

All amounts owed under the DC Restoration Plan are paid in a lump sum within 60 days following a change in control.

As described above, the CIC Agreements also provide for additional incremental benefits based on age and service credit, to the extent applicable, under the supplemental plans upon qualifying terminations of employment in connection with a change in control.

Potential Payments

The following table reflects the estimated incremental post-termination amounts that would have been payable to each NEO on December 31, 2025, in the event of death, disability, involuntary termination without cause, retirement, or a change in control combined with an involuntary termination. No benefits are provided to an NEO upon a change in control unless such officer also experiences a qualifying termination. The amounts in the table are calculated in accordance with the terms of the applicable plans, policies, and agreements described above and assume that the NEO has met the applicable eligibility requirements. The amounts in the table do not include (i) any value that would be realized upon the exercise of vested SARs or settlement of vested Performance Shares or RS to the extent the awards were vested prior to December 31, 2025, by their terms, or (ii) the estimated value of vested and accrued pension benefits that would be received upon any termination of employment under the terms of the Company's retirement plans.

Post-Employment and Change in Control Payment Table

Name	Severance[1] ($)	Equity Awards with Accelerated Vesting[2][3] ($)	Pension Benefits[4] ($)	Welfare Benefits[5] ($)	Total ($)
GERBEN W. BAKKER					
Death	—	22,972,849	—	—	22,972,849
Disability[6]	—	22,972,849	—	—	22,972,849
Involuntary Termination[7]	3,219,970	6,491,111	—	86,582	9,797,663
Retirement[8]	—	6,491,111	—	—	6,491,111
Change in Control and Involuntary Termination[9],[10],[11]	4,793,256	22,972,849	501,865	114,703	28,382,673
WILLIAM R. SPERRY					
Death	—	8,237,874	—	—	8,237,874
Disability[6]	—	8,237,874	—	—	8,237,874
Involuntary Termination[7]	1,730,764	2,657,110	—	73,256	4,461,130
Retirement[8]	—	2,657,110	—	—	2,657,110
Change in Control and Involuntary Termination[9],[10],[11]	2,692,210	8,237,874	—	98,168	11,028,252
MARK E. MIKES					
Death	—	3,735,369	—	—	3,735,369
Disability[6]	—	3,735,369	—	—	3,735,369
Involuntary Termination[7]	1,428,786	1,399,835	—	76,676	2,905,297
Retirement[8]	—	1,399,835	—	—	1,399,835
Change in Control and Involuntary Termination[9],[10],[11]	1,187,134	3,735,369	124,891	88,534	5,135,928
GREGORY A. GUMBS					
Death	—	2,974,406	—	—	2,974,406
Disability[6]	—	2,974,406	—	—	2,974,406
Involuntary Termination[7]	806,254	—	—	59,984	866,238
Change in Control and Involuntary Termination[9],[10],[11]	1,871,904	2,974,406	—	92,968	4,939,278
KATHERINE A. LANE					
Death	—	3,877,350	—	—	3,877,350
Disability[6]	—	3,877,350	—	—	3,877,350
Involuntary Termination[7]	1,094,730	—	—	60,740	1,155,470
Change in Control and Involuntary Termination[9],[10],[11]	1,280,618	3,877,350	—	71,328	5,229,296

[1] The amounts reported in the Severance column reflect base salary entitlements under the Senior Severance Policy and base salary and bonus entitlements under each NEO's CIC Agreement. In addition, Severance includes a pro rata portion of the NEO's target bonus through the date of termination.

(2) The amounts reported in the Equity Awards with Accelerated Vesting column reflect the value realized by the NEO upon the exercise of all unvested SARs and the vesting of all unvested RS and PS that would vest upon death, disability, or a qualifying change in control. Upon a change in control, if the unvested RS and SARs are assumed by the acquirer and an NEO is terminated without cause within two years of such change in control, such awards will become fully vested prior to the date of termination. If the NEO is not terminated without cause within one year of the change in control, such equity awards will not accelerate. Treatment of unvested PS upon a change in control is subject to the discretion of the Compensation Committee.

(3) For Messrs. Bakker, Sperry, and Mikes, who meet the definition of retirement eligibility, the amounts shown reflect the value realized upon the vesting of all unvested restricted shares upon retirement. No other NEO will be retirement-eligible during the open vesting period of outstanding equity awards. The value realized is calculated using the closing market price of Hubbell common stock on December 31, 2025, the last business day of 2025, of $444.11. The amounts shown do not include the value of (i) SARs that are unvested at retirement, but become exercisable post-retirement, or (ii) outstanding performance shares at retirement, which may vest on a pro-rated basis at the end of the applicable performance period, because in each case the value would not be determinable as of the last day of the calendar year as the shares would not have vested on such date.

(4) The amounts reported in the Pension Benefits column include amounts payable under the Company's qualified and nonqualified pension plans and nonqualified deferred compensation plans only to the extent the amounts are not described in the Pension Benefit Calculations section discussed above on page 64 or the Non-Qualified Deferred Compensation section discussed on page 65. In the event of a Change in Control, even without termination of employment, EDCP distributions will be paid in a lump sum, but no additional value is allocated to the payment in this table. The value listed represents the present value of the payments under the EDCP in the Non-Qualified Deferred Compensation section discussed above on page 65.

(5) The amounts reported in the Welfare Benefits column include the payment of outplacement services for the NEOs for up to twelve months and insurance benefit continuation calculated in accordance with the terms of the Senior Severance Policy and CIC Agreements, as applicable.

(6) The amounts reported in the "Disability" rows are calculated based on a 5.5% discount rate and using the PRI-2012 Disabled Annuitant Mortality Tables, with generational projection from 2012 using Scale MP-2021. In the event of disability, the incremental retirement plan benefit was calculated by comparing the disability benefit to the vested accrued benefit under the qualified and non-qualified plans as of December 31, 2025.

(7) "Involuntary Termination," for purposes of this row, refers to a termination by the Company without cause as described in the Senior Severance Policy prior to the occurrence of a Change in Control. NEOs are not entitled to these benefits in the event of a termination for cause, death, or disability.

(8) "Retirement," for purposes of this row, refers to a voluntary termination by the NEO (after age 55 and 15 years of service). In addition to the amounts described in this chart, the NEO will be entitled to payout of the amounts described under the Pension Benefit Calculations section discussed on page 64.

(9) The amounts reported in the Severance column for Change in Control and Involuntary Termination are equal to the product of (a) a multiple specified in each NEO's CIC Agreement and (b) the sum of (x) the NEO's base salary and (y) the target bonus payable to the NEO in the year which the change in control occurs. The specified multiple may be reduced pursuant to the CIC Agreements, as discussed further in the "Change in Control Severance Agreements" section above. In addition, Severance includes a pro rata portion of the NEO's target bonus through the date of termination.

(10) "Change in Control and Involuntary Termination," for purposes of this row, refers to a termination by the Company without cause (as defined in the CIC Agreement) or by the NEO for good reason (as defined in the CIC Agreement) within 2 years following a change in control (as defined in the CIC Agreement). As noted above, the amounts payable include a lump sum payment of the NEO's base salary multiplied by 2.5 for Messrs. Bakker and Sperry and 2.0 for Messrs. Mikes and Gumbs, and Ms. Lane.

(11) No benefits are automatically payable to the NEOs upon a change in control (as defined in the Equity Plan) due to their unvested RS and SARs until and unless the NEO experiences a qualifying termination related to such change in control. This row assumes such a qualifying termination (a termination by the Company without cause) occurs within 12 months following a change in control. Treatment of unvested PS upon a change in control is subject to the discretion of the Compensation Committee.

CEO Pay Ratio

The SEC requires annual disclosure of the ratio of the CEO's annual total compensation to the annual total compensation of the Company's median employee.

Mr. Bakker had 2025 annual total compensation of $10,346,752 as reflected in the "Total" column reported in the Summary Compensation Table on page 57. Hubbell's median employee's annual total compensation for 2025, as described more fully below, was estimated as $64,210. As a result, we estimate that Mr. Bakker's annual compensation was approximately 161 times that of Hubbell's median employee.

There have not been any significant changes to our employee base, our compensation program or our median employee's situation that would significantly affect our pay ratio disclosure. Accordingly, as permitted by SEC rules, we calculated the 2025 pay ratio using the same median employee we used for purposes of calculating our 2024 pay ratio. What follows is a description of the methodology used from 2024. Pursuant to Instruction 7 to Item 402(u), Hubbell is omitting from its pay ratio calculation those employees that became employees of the Company in 2025 as a result of the Alliance USAcqCo 2, Inc. ("Ventev"), Nicor, Inc., and Power Rose Acquisition, Inc. ("Power Rose" and together with its subsidiaries, "DMC Power") acquisitions which aggregated to 457 of Hubbell's approximately 18,000 employees as of December 31, 2025.

In 2024, we identified the median of the annual total compensation of all our employees by examining the 2024 annual salary for all employees, excluding the CEO, who were employed by us on November 15, 2024, as reflected in our payroll records as reported to the Internal Revenue Service on Form W-2 for 2024, as well as our payroll records for all non-U.S. entities. We selected November 15, 2024, because it enabled us to make such identification in a reasonably efficient and economical manner. We did not make any assumptions, adjustments, or estimates with respect to this compensation measure and we did not annualize the compensation for any full-time employees who were not employed by Hubbell for all of 2024.

We calculated annual total compensation for 2025 for such employee in accordance with SEC rules using the same employee as identified for 2024.

SEC rules permit companies to rely on a range of estimates, assumptions, adjustments, and statistical sampling when preparing their pay ratio disclosures. As a result, these disclosures involve a degree of imprecision. Our pay ratio is merely a reasonable estimate calculated in a manner consistent with SEC rules, and it may not be comparable to the pay ratio disclosures of other companies.



Pay Versus Performance

The following table provides information about the relationship between the compensation paid to Hubbell's executives and the Company's financial performance.

Year	Summary Compensation Table Total for PEO ($)[1]	Compensation Actually Paid to PEO ($)[1][2]	Average Summary Compensation Table Total for Non-PEO Named Executive Officers ($)[1]	Average Compensation Actually Paid to Non-PEO Named Executive Officers ($)[1][2]	Value of Initial Fixed $100 Investment Based on:[3]		Net Income Attributable to Hubbell ($ millions)[5]	Adjusted Diluted EPS[5][6]
					Total Shareholder Return ($)	Peer Group Total Shareholder Return ($)[4]		
2025	10,346,752	11,636,745	2,830,219	3,144,443	307.70	222.79	887.1	18.21
2024	9,321,451	23,267,814	2,724,290	5,336,496	286.40	167.74	777.8	16.57
2023	9,666,284	25,195,604	2,755,598	4,109,289	222.14	126.87	759.8	15.33
2022	8,145,111	16,337,722	2,343,695	4,107,995	155.99	100.61	511.3	10.62
2021	6,088,700	12,169,471	2,180,790	3,924,025	135.59	123.73	365.0	8.05

[1] Gerben W. Bakker became Chief Executive Officer, effective October 1, 2020, and is reflected in the tables above and below as Principal Executive Officer ("PEO") for all years presented. The non-PEO NEOs for 2025 and 2024 were William R. Sperry, Mark E. Mikes, Gregory A. Gumbs, and Katherine A. Lane. The non-PEO NEOs for 2023 were William R. Sperry, Allan J. Connolly, Mark E. Mikes, Katherine A. Lane, and Gregory A. Gumbs. The non-PEO NEOs for 2022 were William R. Sperry, Allan J. Connolly, Peter J. Lau, Katherine A. Lane and Alyssa R. Flynn. The non-PEO NEOs for 2021 were William R. Sperry, Allan J. Connolly, Peter J. Lau and Katherine A. Lane.

[2] Compensation Actually Paid ("CAP") reflects the exclusions and inclusions for the PEOs and NEOs set forth below.

PEO: Gerben W. Bakker	2025	2024	2023	2022	2021
Summary Compensation Table Total ($)	10,346,752	9,321,451	9,666,284	8,145,111	6,088,700
Less: Aggregate grant date fair value of restricted stock and performance shares granted in the applicable year as calculated in accordance with FASB ASC Topic 718	(5,526,100)	(4,692,033)	(4,249,556)	(3,579,025)	(3,130,670)
Less: Aggregate grant date fair value of SARs granted in the applicable year as calculated in accordance with FASB ASC Topic 718	(1,838,754)	(1,464,957)	(1,394,918)	(1,174,988)	(1,025,488)
Plus: The fair value as of the end of the fiscal year of unvested equity awards granted in that year	9,883,153	10,459,480	10,631,950	8,505,609	6,411,661
Plus: The change in fair value during the year of equity awards granted in prior years that remained outstanding and unvested at the end of the year	(353,642)	8,810,234	6,757,770	2,784,556	3,216,228
Plus: The change in fair value during the year through the vesting date of equity awards granted in prior years that vested during that year	(596,019)	1,026,927	3,784,074	1,656,459	601,582
Plus: Dividends or other earnings paid in stock or option awards in the covered fiscal year prior to the vesting date that are not otherwise included in the total compensation for the covered fiscal year	—	—	—	—	—
Plus: Awards that are granted and vest in the same year, the fair value as of the vesting date	—	—	—	—	—
Less: Aggregate change in the actuarial present value of accumulated benefit under the retirement plans in which they participate	(278,645)	(193,288)	—	—	—
Less: Awards granted in any prior fiscal year that fail to meet the applicable vesting conditions during the covered fiscal year, the amount equal to the fair value at the end of the prior fiscal year	—	—	—	—	—
Plus: Service costs, or the actuarial present value of applicable benefit under all such plans attributable to services rendered during the applicable fiscal year and any prior service costs, where applicable	—	—	—	—	7,458
Compensation Actually Paid to PEO ($)	11,636,745	23,267,814	25,195,604	16,337,722	12,169,471

Non-PEO Named Executive Officers	2025	2024	2023	2022	2021
Summary Compensation Table Total ($)	2,830,219	2,724,290	2,755,598	2,343,695	2,180,790
Less: Aggregate grant date fair value of restricted stock and performance shares granted in the applicable year as calculated in accordance with FASB ASC Topic 718	(1,120,357)	(1,052,082)	(645,123)	(776,747)	(834,774)
Less: Aggregate grant date fair value of SARs granted in the applicable year as calculated in accordance with FASB ASC Topic 718	(456,284)	(350,019)	(307,501)	(254,992)	(273,441)
Plus: The fair value as of the end of the fiscal year of unvested equity awards granted in that year	2,100,901	2,365,188	1,597,127	1,845,901	1,709,616
Plus: The change in fair value during the year of equity awards granted in prior years that remained outstanding and unvested at the end of the year	(69,319)	1,488,421	890,754	623,409	884,446
Plus: The change in fair value during the year through the vesting date of equity awards granted in prior years that vested during that year	(106,199)	186,795	521,081	326,729	257,388
Plus: Dividends or other earnings paid in stock or option awards in the covered fiscal year prior to the vesting date that are not otherwise included in the total compensation for the covered fiscal year	—	—	—	—	—
Plus: Awards that are granted and vest in the same year, the fair value as of the vesting date	—	—	—	—	—
Less: Aggregate change in the actuarial present value of accumulated benefit under the retirement plans in which they participate	(34,518)	(26,097)	—	—	—
Less: Awards granted in any prior fiscal year that fail to meet the applicable vesting conditions during the covered fiscal year, the amount equal to the fair value at the end of the prior fiscal year	—	—	(702,647)	—	—
Plus: Service costs, or the actuarial present value of applicable benefit under all such plans attributable to services rendered during the applicable fiscal year and any prior service costs, where applicable	—	—	—	—	—
Compensation Actually Paid to Non-PEO Named Executive Officers ($)	3,144,443	5,336,496	4,109,289	4,107,995	3,924,025

[3] Dollar values assume $100 was invested for the cumulative period from December 31, 2020 through December 31, 2025, in either the Company or the Peer Group, and reinvestment of the pre-tax value of dividends paid. Historical stock performance is not necessarily indicative of future stock performance.

[4] For purposes of this disclosure, the Peer Group used is the Dow Jones U.S. Electrical Components & Equipment Index.

[5] Net Income Attributable to Hubbell and Adjusted Diluted EPS are calculated as set forth in our Annual Report on Form 10-K for the applicable year.

[6] "Adjusted Diluted EPS" was determined to be the "most important" financial performance metric used to link performance to CAP for 2025. Adjusted Diluted EPS is a non-GAAP financial measure. A reconciliation to the comparable GAAP financial measure can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 12, 2026.



Most Important Measures to Determine CAP for the fiscal year ended December 31, 2025

The four measures listed in the table below represent the most important metrics we used to determine CAP for the fiscal year ended December 31, 2025, as further described in the CD&A section beginning on page 36.

Most Important Measures
Adjusted Diluted Earnings Per Share (EPS)[1]
Relative Sales Growth
Adjusted Operating Profit Margin[1]
Relative Total Shareholder Return

The following is a graphic illustration of the connection between pay and performance:







[1] *Adjusted diluted earnings per share and adjusted operating profit margin are non-GAAP financial measures. A reconciliation to the comparable GAAP financial measures can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 12, 2026.*

The disclosure included in this "Pay Versus Performance" section is not incorporated by reference in Part III of the Company's Annual Report on Form 10-K for the year ended December 31, 2025.

Proposal 3

Ratification of the Selection of Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors, which consists entirely of independent Directors, is responsible for the appointment, compensation, retention, evaluation, and termination of the Company's independent registered public accounting firm (independent auditor).

The Audit Committee has appointed PricewaterhouseCoopers LLP as the Company's independent auditor for 2026. PricewaterhouseCoopers LLP has served as the Company's independent auditors since at least 1961. The Audit Committee periodically considers whether there should be a regular rotation of the independent auditor. The Audit Committee and Hubbell's Board of Directors believe that the continued retention of PricewaterhouseCoopers LLP to serve as the Company's independent external audit firm for 2026 is in the best interests of the Company and its shareholders.

The Audit Committee engages in an annual evaluation of the independent auditor's qualifications, performance, and independence. In addition, the Audit Committee regularly meets with the lead audit partner without members of management present, which provides the opportunity for continuous assessment of the independent auditor's effectiveness and independence and for consideration of rotating audit firms.

In accordance with SEC rules, the independent auditor's lead engagement partner rotates every five years. The Audit Committee is directly involved in the selection of the independent auditor's lead engagement partner.

A representative of PricewaterhouseCoopers LLP will attend the 2026 Annual Meeting of Shareholders to respond to appropriate questions and, if desired, to make a statement.

Although ratification of our selection of independent auditors is not required, we value the opinions of our shareholders and wish to submit the matter to a vote at the 2026 Annual Meeting as a matter of sound corporate governance. In the event the selection of PricewaterhouseCoopers LLP is not ratified by the shareholders, the Audit Committee will reconsider the selection of PricewaterhouseCoopers LLP as the Company's independent auditor. Even if the selection of independent auditors is ratified, the Audit Committee retains the discretion to select a different independent auditor at any time if it determines that such a change would be in the best interests of the Company and our shareholders.

The affirmative vote of a majority of the votes cast by the holders of Hubbell common stock is required to ratify the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm. This means that the number of votes cast "FOR" the proposal must exceed the number of votes cast "AGAINST" the proposal. Abstentions and broker non-votes are not considered to be votes cast and therefore will not affect the voting results. Brokers have the discretionary authority to vote on the ratification of auditors and therefore we do not expect any broker non-votes in connection with this proposal.

 **The Board unanimously recommends a vote for the ratification of the selection of PricewaterhouseCoopers LLP.**

Independent Accounting Firm Fees

PricewaterhouseCoopers LLP provided the following audit and other services during 2024 and 2025.

	2024	2025	
Audit Fees	$ 4,605,000	$ 4,835,000	Audit Fees consist primarily of the annual integrated audit of the Company's annual consolidated financial statements and internal control over financial reporting, review of the interim consolidated financial statements included in quarterly reports, and services that are normally provided by PricewaterhouseCoopers LLP in connection with statutory and regulatory filings or engagements.
Audit Related Fees	$ 32,000	$ 107,000	Audit Related Fees consist primarily of accounting advisory services. In addition, Audit Related Fees include assurance and related services that are reasonably related to performance of the audit of the Company's consolidated financial statements and are not reported under Audit Fees.
Tax Fees	$ 25,000	—	Tax Fees consist primarily of services associated with international tax compliance.
All Other Fees	$ 4,000	$ 3,825	All Other Fees are primarily for products and services other than the services reported above. These services are related to subscription services purchased from the independent registered public accounting firm.
TOTAL FEES	**$ 4,666,000**	**$ 4,945,825**	

Audit and Non-Audit Services Pre-Approval Policy

The Company's Audit and Non-Audit Services Pre-Approval Policy (the "Services Policy") sets forth the policies and procedures by which the Audit Committee reviews and approves all services to be provided by the independent auditors before they are engaged. The Services Policy underscores the need to ensure the independence of the independent auditor while recognizing that the independent auditor may have expertise that best positions it to provide the most effective and efficient services on certain matters unrelated to accounting and auditing.

The Audit Committee will only pre-approve the services that it believes enhance the Company's ability to manage or control risk. The Audit Committee is also mindful of the relationship between fees for audit and non-audit services in deciding whether to pre-approve any such services. The Services Policy provides the Audit Committee with a description of services that can be performed such as audit, audit-related, tax, and other permissible non-audit services. The Audit Committee periodically monitors the services rendered and actual fees paid to the independent auditors and considers whether such services are consistent with SEC rules and regulations on auditor independence. Any proposed services exceeding pre-approved amounts also require pre-approval by the Audit Committee. In the interim periods between Audit Committee meetings, the Chair of the Audit Committee can authorize spending that exceeds pre-approved levels, provided that the amount of such spending is presented to the Committee at its next scheduled meeting.

During 2025, all audit services, audit-related services, and other services provided by PricewaterhouseCoopers LLP were pre-approved by the Audit Committee.

Audit Committee Report

The Audit Committee of the Board of Directors is made up of independent Directors functioning in accordance with a written charter last revised, adopted, and approved by the Board of Directors effective May 7, 2024. The Audit Committee reviews its charter annually. As provided in its charter, the Audit Committee assists the Company's Directors in fulfilling their responsibilities relating to corporate accounting, the quality and integrity of the Company's financial reports, and the Company's reporting practices. The functions of the Audit Committee are further described in the "Corporate Governance" section beginning on page 23.

In connection with the discharge of its responsibilities, the Audit Committee has taken a number of actions, including, the following:

- The Audit Committee reviewed and discussed with management and the independent registered public accounting firm the Company's audited financial statements.
- The Audit Committee discussed with the independent registered public accounting firm the matters required to be discussed per applicable requirements of the Public Company Accounting Oversight Board and the SEC.
- The Audit Committee received from the independent registered public accounting firm the written disclosures and letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, discussed their independence with them, and satisfied itself as to the independence of the independent registered public accounting firm.

Based on the foregoing reviews and discussions, the Audit Committee recommended to the Company's Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC.

Audit Committee

Bonnie C. Lind, Chair
Debra L. Dial
Rhett A. Hernandez
John F. Malloy
Garrick J. Rochow

Additional **Information**

Solicitation Expenses

The Company will pay the cost of soliciting proxies for the 2026 Annual Meeting. Original solicitation of proxies may be supplemented by telephone, fax, email, or personal solicitation by the Company's Directors, officers, or employees. No additional compensation will be paid to the Company's Directors, officers, or employees for such services. The Company has retained MacKenzie Partners, Inc. to assist in the solicitation of proxies at an estimated cost of $20,000, plus reasonable expenses.

We encourage you to access your proxy materials online to reduce the environmental impact and cost of our proxy solicitation. You may request a paper or email copy of the materials using any of the following methods:

- By Internet: Go to **www.proxyvote.com**
- By Phone: 1-800-579-1639
- By Email: **sendmaterial@proxyvote.com**

Stock Ownership Information

The Company has a single class of common stock and each share is entitled to one vote. On March 6, 2026, the Company had outstanding 53,024,734 shares of common stock owned by 957 holders.

Five Percent Owners of Company Stock

The following table sets forth as of March 6, 2026, the beneficial owners of more than 5% of Hubbell common stock:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	6,696,582[1]	12.6%
Common Stock	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	4,013,112[2]	7.6%

[1] *The Company received a copy of a Schedule 13G/A filed with the SEC on February 13, 2024, by The Vanguard Group ("Vanguard") reporting ownership of these shares as of December 31, 2023. According to the Schedule 13G/A, Vanguard has sole voting power as to none of these shares, sole dispositive power as to 6,475,124 of these shares, shared voting power as to 67,784 of these shares, and shared dispositive power as to 221,458 of these shares.*

[2] *The Company received a copy of a Schedule 13G/A filed with the SEC on April 24, 2025, by BlackRock, Inc. ("BlackRock") reporting ownership of these shares as of March 31, 2025. According to the Schedule 13G/A, BlackRock has sole voting power as to 3,620,235 of these shares, sole dispositive power as to 4,013,112 of these shares, shared voting power as to none of these shares, and shared dispositive power as to none of these shares.*

Stock Ownership of Directors and Executive Officers

Our Directors and officers have stock ownership requirements that align their interests with our shareholders.

Our Corporate Governance Guidelines require every Director to own Company stock equal in value to five times their annual base cash retainer. Directors have until the fifth anniversary of the date on which they receive their first annual restricted share grant to satisfy this requirement. Directors who do not meet the ownership minimum must retain all Company shares they directly or indirectly obtain. **All Directors satisfy the ownership requirements**.

The section entitled "Stock Ownership and Retention Policy" on page 53 details stock ownership and retention requirements for the NEOs and executive officers of the Company. The Guidelines and the Stock Ownership Policy can both be viewed on the Company's website at **www.hubbell.com**. The reference to our website address does not constitute incorporation by reference of the information contained on the website, and such information is not a part of this Proxy Statement.

All executive officers, including all current NEOs, are in compliance with the Stock Ownership Policy.

The following table sets forth as of March 6, 2026, information regarding the beneficial ownership of Hubbell common stock by each Director, each of the NEOs, and by all Directors and current executive officers of the Company as a group.

In addition to the shares of Hubbell common stock reflected in the Total Beneficial Ownership column below, our Directors hold stock units and restricted stock units, as applicable, under the Deferred Plan for Directors. These deferred stock units are reflected in footnotes (2) and (3) in the table below and are further detailed in the Deferred Compensation Plan section on page 33. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the individuals listed in the table have sole investment and voting power with respect to all Company securities owned by them.

Name and Title of Class	Common Stock	Shares Obtainable Upon Exercise of Options/SARs[1]	Total Beneficial Ownership	Aggregate No. of Stock Units Held[2]	Aggregate No. of Restricted Stock Units Held[3]	Total Ownership
EDWARD H. BAINE	366	—	366[5]	—	—	366
CARLOS M. CARDOSO	1,727	—	1,727[4]	2,406	7,986	12,119
DEBRA L. DIAL	589	—	589	—	880	1,469
ANTHONY J. GUZZI	6,490	—	6,490	33,365	15,212	55,067
RHETT A. HERNANDEZ	2,886	—	2,886[4]	—	—	2,886
NEAL J. KEATING	8,571	—	8,571	7,823	15,212	31,606
BONNIE C. LIND	600	—	600	2,811	5,365	8,776
JOHN F. MALLOY	19,085	—	19,085[4]	1,812	1,861	22,758
JENNIFER M. POLLINO	2,886	—	2,886[4]	—	—	2,886
GARRICK J. ROCHOW	814	—	814[4]	—	—	814
GERBEN W. BAKKER	63,167	50,025	113,192[6]	—	—	113,192
WILLIAM R. SPERRY	22,579	9,779	32,358[6]	—	—	32,358
MARK E. MIKES	373	7,623	7,996[6]	—	—	7,996
GREGORY A. GUMBS	—	6,163	6,163[6]	—	—	6,163
KATHERINE A. LANE	14,723	26,518	41,241[6]	—	—	41,241
All Directors and current executive officers as a group (17 persons)	222,298	112,166	334,464[6] [7]	—	—	334,464

[1] Represents shares of Hubbell common stock obtainable upon the exercise of stock appreciation rights under the Equity Plan. See the "Outstanding Equity Awards at 2025 Fiscal Year-End" section on pages 62-63.

[2] Represents stock units, each of which represents one share of Hubbell common stock, held under the Company's Deferred Plan for Directors, as of March 6, 2026. See the section "Deferred Compensation Plan" on page 33.

(3) *Represents vested and unvested restricted stock units ("RSUs"), each of which represents the right to receive one share of Hubbell common stock, held under the Company's Deferred Plan for Directors, as of March 6, 2026. See the "Deferred Compensation Plan" section on page 33.*

(4) *Includes 457 shares of Hubbell common stock granted as restricted stock under the Equity Plan, on May 6, 2025, which vest on the date of the 2026 Annual Meeting of Shareholders if the Director is still serving (or earlier, upon death or a change in control).*

(5) *Includes 366 shares of Hubbell common stock granted as restricted stock under the Equity Plan, on August 29, 2025, which vest on the date of the 2026 Annual Meeting of Shareholders if the Director is still serving (or earlier, upon death or a change in control).*

(6) *Does not include the following shares of Hubbell common stock granted as restricted stock under the Equity Plan, which will vest at the end of a three-year performance period subject to achievement with respect to certain performance goals. Mr. Bakker – 12,812, Mr. Sperry – 3,962, Mr. Mikes – 2,847, Mr. Gumbs – 3,367, and Ms. Lane – 2,059; and all executive officers as a group – 27,208 shares. See the "Outstanding Equity Awards at 2025 Fiscal Year-End" section on pages 62-63.*

(7) *Includes 75,000 shares of Hubbell common stock held by The Hubbell Foundation, of which two corporate officers and two senior employees of the Company are co-trustees and have shared voting and investment power.*

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our Directors, executive officers, and persons who own more than 10% of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of our Company. Officers, Directors and greater than 10% shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

Based solely on the Company's review of these reports and executive officer and Director certifications, the Company believes that all Section 16(a) filing requirements applicable to its Directors, executive officers and 10% shareholders were complied with during 2025, except for one late Form 4 report relating to a single transaction by Director John Malloy.

Compensation Committee Interlocks and Insider Participation

Throughout 2025, no member of the Compensation Committee was an employee, officer, or former officer of the Company, or had any relationship requiring disclosure under Item 407 of Regulation S-K. None of our executive officers served on the board or compensation committee of any entity in 2025 that had an executive officer serving as a member of our Board of Directors or Compensation Committee.

Review and Approval of Related Person Transactions

The Board of Directors has adopted a written related person transaction policy. The NCGC administers the policy, which applies to all transactions where the amount exceeds $100,000 and in which the Company is or will be a participant on one side and a related person is or will be a participant or has, or will have, a direct or indirect material interest on the other side. A related person includes any person who is or was since the beginning of the last fiscal year a Director, executive officer, nominee for Director, or beneficial owner of more than 5% of Hubbell common stock, or any of such person's immediate family members. The NCGC will determine, based on the facts and circumstances it deems appropriate, whether such related person transaction should be approved. As required under SEC rules, transactions that are determined to be directly or indirectly material to the Company or a related person are disclosed in the Company's Proxy Statement. For fiscal year 2025, the Company had no related person transactions that were required to be disclosed under Item 404 of Regulation S-K. See the discussion under "Director Independence" on page 25.

Revocation of Proxy

You may revoke your proxy at any time before the Annual Meeting by any of the following methods:

- Delivering to the Secretary of the Company written instructions revoking your proxy;
- Delivering an executed proxy bearing a later date than your prior voted proxy; or
- If you voted by Internet or telephone, by recording a different vote on the Internet website or by telephone.

If you hold your shares in street name, you must follow the instructions of your broker, bank, or other nominee to revoke your voting instructions.

Shareholder Proposals and Nominations for Director

Proposals and other items of business described below that must be delivered in writing should be directed to Hubbell Incorporated c/o Katherine A. Lane, Executive Vice President, General Counsel and Secretary, 40 Waterview Drive, Shelton, Connecticut 06484.

Director Nominations Intended for Inclusion in our 2027 Proxy Materials (Proxy Access)

The proxy access provision of the Company's By-Laws permits a shareholder, or a group of up to 20 shareholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials for an annual meeting director candidates constituting up to the greater of two individuals or 20% of the number of members then serving on our Board. The Company's By-Laws also specify other requirements for the nominating shareholder(s) and the nominee(s). Assuming that our 2027 annual meeting is not advanced by more than 20 days or delayed by more than 70 days from the first anniversary of the date of the 2026 annual meeting, we must receive the notice of a proxy access nomination for the 2027 annual meeting between February 4, 2027, and February 24, 2027, for the nomination to be considered.

Proposals Intended for Inclusion in the 2027 Proxy Materials

Shareholder proposals to be considered for inclusion in the Company's proxy materials related to the 2027 Annual Meeting of Shareholders pursuant to Rule 14a-8 under the Exchange Act, as amended, must be received by the Company in writing no later than November 23, 2026.

Proposals Not Intended for Inclusion in the 2027 Proxy Materials

The Company's By-Laws permit shareholders to nominate a Director or submit a proposal to be considered at the 2027 Annual Meeting of Shareholders, subject to specific procedures and requirements. Any such nominations or proposals must be received by the Company in writing between February 4, 2027, and February 24, 2027, in order to be considered. However, if the date of the 2027 Annual Meeting is more than 20 days before or more than 70 days after May 5, 2027, shareholders must submit such nominations or proposals not earlier than the 90th day prior to the meeting and not later than the close of business on the later of the 70th day prior to the meeting or the 10th day following the day on which public announcement of the date of the meeting is first made by us. In addition, with respect to nominations for Directors, if the number of Directors to be elected at the 2027 Annual Meeting is increased and there is no public announcement by us naming all of the nominees for Director or specifying the size of the increased Board at least 80 days prior to May 5, 2027, notice will be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to the Secretary at our principal executive offices in writing not later than the close of business on the 10th day following the day on which public announcement is first made by us.

A shareholder's notice to nominate a Director or bring any other business before the 2027 Annual Meeting must set forth certain information specified in our By-Laws. For additional information on the time limitations and requirements related to Director nominations or other shareholder proposals, see the Company's By-Laws at **www.hubbell.com** in the Corporate Governance section. The reference to our website address does not constitute incorporation by reference of the information contained on the website, and such information is not a part of this Proxy Statement.

Universal Proxy

In addition to satisfying the foregoing notice requirements under our By-Laws, to comply with the universal proxy rules under the Exchange Act, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 8, 2027.


Eliminating Duplicative Proxy Materials ("Householding")

A single annual report and proxy statement or Notice of Internet Availability of proxy materials may be delivered to multiple shareholders who share an address unless one of the affected shareholders has given contrary instructions. This is known as "householding," and it helps us reduce the cost and environmental impact of printing and mailing our proxy materials. If at any time a shareholder no longer wishes to participate in "householding" and would prefer to receive such shareholder's own copy of our proxy materials-either now or in the future-or if at any time shareholders who share an address and receive separate copies of our proxy materials would like to receive a single copy of these documents in the future, such shareholder or shareholders may (1) notify their broker or (2) direct their written or oral request to our transfer agent, Computershare, via regular mail to Computershare, PO Box 43078, Providence, RI 02940-3078, or by phone, toll-free at 800-874-1136. Our transfer agent will promptly comply with any such request.

Availability of Annual Report on Form 10-K

Copies of our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (without exhibits or documents incorporated by reference therein) will be sent without charge to shareholders upon written request to Hubbell Incorporated c/o Katherine A. Lane, Executive Vice President, General Counsel and Secretary, 40 Waterview Drive, Shelton, Connecticut 06484, or by calling (475) 882-4000, by first class mail or other equally prompt means promptly after receipt of such request. Our Annual Report is also available on the Investor Relations page of our website, **www.hubbell.com**. The reference to our website address does not constitute incorporation by reference of the information contained on the website, and such information is not a part of this Proxy Statement.